PROSPECTUS


                               PROFORM GOLF, INC.
                             SHARES OF COMMON STOCK


                             ---------------------

         We will issue 747,800 shares of common stock as payment on our promissory notes and 202,000 shares when holders convert our Series C preferred stock into common stock and 1,200,000 shares of common stock issuable upon the exercise of certain outstanding warrants. This prospectus covers the resale of these shares of common stock. This prospectus also covers 690,000 shares owned by twenty-five other stockholders. The holders of shares of common stock covered by this prospectus may sell the common stock at any time at any price. We will not receive any proceeds from the resale of these shares. We have agreed to pay for all expenses of this offering.

         No public market currently exists for our common stock. We expect trading to commence in the OTC Bulletin Board after the date of this prospectus. We intend to apply for quotation of our common stock on the NASDAQ SmallCap Market once we meet listing standards.

                             ---------------------

         INVESTING IN THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK. A DETAILED EXPLANATION OF THESE RISKS IS INCLUDED IN ANOTHER SECTION OF THIS PROSPECTUS, BEGINNING ON PAGE 5.

                             ---------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.








                                 AUGUST 11, 2000
                           AS AMENDED SEPTEMBER 6, 2000

                                TABLE OF CONTENTS


                                                                                                               PAGE
PROSPECTUS SUMMARY................................................................................................3
RISK FACTORS......................................................................................................5
CAPITALIZATION....................................................................................................9
DIVIDEND POLICY...................................................................................................9
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
         OPERATIONS..............................................................................................10
         Overview ...............................................................................................10
         Quarter Ended March 31, 2000 Compared to Quarter Ended March 31, 1999...................................11
         Year Ended December 31, 1999 Compared to Year Ended December 31, 1998...................................11
         Liquidity and Capital Resources.........................................................................12
         Seasonality.............................................................................................13
BUSINESS ........................................................................................................13
         Overview ...............................................................................................13
         Corporate History.......................................................................................14
         Industry Background.....................................................................................14
         Strategy ...............................................................................................14
         Destination Golf Schools................................................................................15
         Acquisitions and Site Start-Up Costs....................................................................18
         International Operations................................................................................18
         Marketing...............................................................................................18
         Competition.............................................................................................19
PROPERTY ........................................................................................................19
EMPLOYEES........................................................................................................19
MANAGEMENT.......................................................................................................19
         Directors and Executive Officers........................................................................19
         Key Employees and Consultants...........................................................................20
CERTAIN TRANSACTIONS.............................................................................................20
EXECUTIVE COMPENSATION...........................................................................................21
         Stock Option Plans......................................................................................22
DESCRIPTION OF CAPITAL STOCK.....................................................................................23
         Common Stock............................................................................................23
         Preferred Stock.........................................................................................23
         Section 203 of the Delaware General Corporation Law.....................................................24
         Antitakeover Effects of Certificate of Incorporation, Bylaws and Delaware Law...........................24
         Listing  ...............................................................................................25
         Transfer Agent and Registrar............................................................................25
SELLING STOCKHOLDERS.............................................................................................25
         Repayment of Short-Term Debt............................................................................25
         Series C Preferred Stock................................................................................27
         Shares Owned by Other Stockholders......................................................................28
PLAN OF DISTRIBUTION.............................................................................................29
SHARES ELIGIBLE FOR FUTURE SALE..................................................................................30
LEGAL PROCEEDINGS................................................................................................30
LEGAL MATTERS....................................................................................................31
EXPERTS  ........................................................................................................32
ADDITIONAL INFORMATION...........................................................................................32
REPORTS TO STOCKHOLDERS..........................................................................................32
FINANCIAL STATEMENTS............................................................................................F-1

                               PROSPECTUS SUMMARY

         This summary highlights information contained elsewhere in this prospectus. You should carefully read this entire prospectus and the financial statements contained in this prospectus before purchasing our securities.

PROFORM GOLF, INC.

         We (PROform golf, inc., referred to sometimes as "PRO" or the "Company") provide golf instruction through Destination Golf Schools located at independent resorts, to which students generally travel for intensive one to five-day programs. We target our sales to two audiences: individuals through solicitation of direct retail sales and corporations through the sales of "Premium Links(TM)" packages. We sell Premium Links(TM) packages through a network of distributors located throughout the United States. We are presently developing our distributor network and generate revenue from the sale of territories to prospective distributors. As of June 30, 2000, we had distributors in 36 of the 100 territories identified by management.

         As of June 30, 2000, we had 26 Destination Golf Schools under contract for full or partial year operation. Our arrangement with independent resorts allows us to offer first-rate golf facilities at reasonable cost and enables us to take advantage of the course's or resort's marketing efforts, visibility, and facility quality.

         We believe that we are distinguished from our competitors on the basis of the quality of our facilities, our unique curriculum, and our experienced management team and staff. Our curriculum is geared toward the marketing premise that ideas accepted on the professional golf tours are accepted by recreational golfers. Our teaching curriculum has been "recognized" by the Professional Golf Association. This recognition allows us to provide PGA instruction by employing PGA professionals who can work toward or maintain their status in the PGA program. In the May 1999 issue of GOLF MAGAZINE, we were rated as one of the top 25 golf schools in America. The rating was based on the following criteria: teaching curriculum, quality of facility, student-teacher ratio, faculty (i.e., PGA instructors), and the use of state of the art equipment, such as computer and video equipment.

         We were originally founded in Colorado in 1991 under the name World Associates, Inc. and remained dormant until 1995. We formed a subsidiary in Delaware in February 1996 originally called Team Family, Inc., which changed its name to Proformance Research Organization, Inc. in January 1997. We merged into this subsidiary effective July 31, 1998, thereby effecting a reincorporation, changing us from a Colorado corporation to a Delaware corporation. On
July 25, 2000, we changed our name to "PROform golf, inc."

THE OFFERING

Securities offered .......................................  Resale of 747,800 shares of common stock issuable upon payment of promissory notes

                                                            Resale of 202,000 shares of common stock issuable
                                                            upon conversion of Series C preferred stock

                                                            Resale of 690,000 shares of common stock owned by
                                                            twenty-five stockholders

                                                            Resale of 1,200,000 shares of common stock issuable
                                                            upon exercise of outstanding warrants


                                        3


Securities outstanding as of June 30, 2000................  5,810,115 shares of common stock

                                                            202,000 shares of Series C preferred stock

Securities to be outstanding as of prospectus date........  6,759,915 shares of common stock, including 747,800 shares issuable upon payment of promissory notes and
                                                            202,000 shares issuable upon conversion of the Series
                                                            C preferred stock.


We will not receive any of the proceeds from the resale of these securities.

SUMMARY SELECTED FINANCIAL INFORMATION

         You should review the information shown below together with our historical audited financial statements appearing elsewhere in this prospectus. Our results of operations for any interim period do not necessarily indicate our results of operations for the full year. You should read this summary financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and our financial statements.


                                                 THREE MONTHS ENDED MARCH 31,             YEAR ENDED DECEMBER 31,
                                        ------------------------------------------  -----------------------------------------------
                                                     2000                 1999                1999                 1998
                                        ------------------------------------------  -----------------------------------------------

OPERATING DATA:                              (UNAUDITED)          (UNAUDITED)
Revenues..............................  $            536,696  $           246,915   $           418,813  $          189,740
Gross profit (loss)...................  $            427,415  $           186,807   $            54,404  $         (163,528)
Net loss..............................  $          (195,311)  $         (432,970)   $       (3,539,280)  $       (2,133,278)
Net loss per share....................  $             (0.04)  $            (0.12)   $            (0.81)  $           (2.27)

                                                      MARCH 31, 2000                   DECEMBER 31,
                                        -----------------------------------------  --------------------
                                               ACTUAL            AS ADJUSTED(1)<F1>       1999
                                        --------------------  -------------------  --------------------
BALANCE SHEET DATA:                         (UNAUDITED)
Working capital deficiency............  $        (2,657,561)  $         (968,061)  $       (3,206,485)
Total assets..........................  $           158,473   $           158,473  $          102,412
Total liabilities.....................  $         3,155,193   $         1,465,693  $        3,673,861
Shareholders' deficiency (2)<F2>......  $        (2,996,720)  $       (1,307,220)  $       (3,571,449)

----------------

(1)<F1>Adjusted to reflect the payment of $1,689,500 of outstanding debt through the issuance of 747,800 shares of common stock.

(2)<F2>Does not reflect the sale of 125,000 shares of common stock for gross proceeds of $171,500, a portion of which was non-cash consideration, subsequent to March 31, 2000.

                                  RISK FACTORS

         IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS BEFORE PURCHASING ANY OF OUR SECURITIES. THE SECURITIES OFFERED THROUGH THIS PROSPECTUS INVOLVE SUBSTANTIAL RISKS ASSOCIATED WITH US AND OUR BUSINESS INCLUDING, AMONG OTHERS, RISKS ASSOCIATED WITH SUBSTANTIAL INDUSTRY COMPETITION, INSUFFICIENT REVENUES, AND A LIMITED OPERATING HISTORY.

         GOING CONCERN QUALIFICATION. As of March 31, 2000, we had an accumulated deficit of $7,238,491 (unaudited) and a stockholders' deficiency of $2,996,720 (unaudited). The report of our auditors on the financial statements for the last fiscal year raised substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern will depend upon our success in obtaining additional capital, paying our obligations timely, and ultimately achieving profitable operations. If we are unable to achieve these goals, the company will fail and investors will lose their investment.

         LACK OF WORKING CAPITAL TO MEET CURRENT LIABILITIES. As of March 31, 2000, we had a working capital deficit of $2,657,561 and current liabilities of $2,713,782. Our ability to continue operations is dependent upon our creditors accepting restructured payment terms on overdue accounts. If our creditors will not agree to accept monthly payments in lieu of a single payment for the full balance, we will have to seek additional capital to pay our liabilities and/or cease operations. We cannot give you any assurance that we will be successful in either (i) convincing our creditors to accept monthly payments or (ii) securing additional capital for our operations. Even if we are able to achieve either of the foregoing, the terms of any such financing or the restructuring of our accounts payable may be on terms which are unfavorable to us and may result in substantial dilution to our shareholders.

         DEPENDENCE UPON ACQUISITIONS. Our business plan is dependent upon our ability to acquire other golf schools. We have developed our business in a way that we believe will benefit from economies of scale achieved through acquiring other golf schools. At our present stage of development, our operations are too small to benefit from these economies of scale. If we are unable to acquire additional golf schools, we will need to revise our business plan and/or cease operations.

         We intend to acquire other golf schools using a combination of stock and as little cash as possible. In order for other schools to be interested in being acquired by us, we believe a trading market must exist for our common stock. We believe that registering the shares offered hereby will assist in creating a trading market for our stock.

         PROFITABLE OPERATIONS UNCERTAIN. To date, we have never achieved an operating profit. We have incurred substantial losses for each of the past five years, including a net loss of $3,539,280 for 1999. For the three months ended March 31, 2000, we incurred a net loss of $195,311. We made a strategic decision to open several sites for our Destination Golf Schools, despite the significant overhead expenses associated with opening multiple sites. The resulting overhead expenses increase the amount of revenue required to achieve profitability. We cannot give any assurance that we will ever achieve an operating profit in any period, or that any profitability that may be achieved in the future can be sustained. If we are unable to achieve profitable operations, the company will ultimately fail.

         CASH-ON-DELIVERY STATUS WITH GOLF COURSES. Due to our current financial situation, we have been unable to pay outstanding invoices to certain golf courses with which we do business. As a result, many of the courses with which we do business require us to pay for use of the course prior to offering a class. If we are unable to pay for the use of the course we cannot teach classes at the course. In addition, if we are not able to pay our current outstanding balances to the courses, they may terminate their contracts with us and not allow us to use the courses in the future. If we are unable to offer classes due to our inability to pay for use of the courses we may be forced to cease operations.

         LAWSUITS FILED AGAINST US. Since August, 1999, we have had ten lawsuits filed against us alleging failures to pay for goods and/or services. Given our present financial situation, we cannot give any assurances that there will not be additional lawsuits filed against us. In the event a creditor obtains a judgment against us, and that creditor were to seek enforcement of such judgment, that creditor could force us into bankruptcy and/or we may be forced to cease operations. In addition, a group of creditors, collectively, without obtaining a judgment, may be able to force us into bankruptcy and/or to cease operations.


         Also, if a creditor were to obtain a judgement against us, that creditor may seek to satisfy the judgment from the funds we receive from students purchasing our classes. In such an event, we may not have sufficient cash to pay the golf course at which the class is to be offered and the course may refuse to grant us access and we would not have sufficient funds to refund the purchase price to the student. Any such action could cause us to lose customers, revenues and course sites, and we could be forced to cease operations.

         SUBSTANTIAL COMPETITION IN OUR BUSINESS. The golf instruction market is highly fragmented, with lessons available at a vast number of local golf courses, driving ranges and golf shops, as well as a large number of destination golf schools. We compete with all of these sources of golf instruction. Shaw Guides (www.shawguides.com), an Internet travel information source that compiles golf instruction facilities, lists hundreds of different sources of golf instruction in the United States. Many of the local sites with which we compete have greater local name recognition and resources than we do. Our Destination Golf Schools compete with several destination golf schools operated throughout the United States, including John Jacobs Golf Schools, David Leadbetter Golf Academy, Nicklaus/Flick Game Improvement, Arnold Palmer Golf Academy, and Golf Digest Schools. Many of these schools have greater resources, a larger number of sites, more prestigious locations, or affiliations with well-known and respected golfers or golf instructors than we do. While our management believes that our program is unique in its emphasis on the mental approach to golf and its emphasis on physical conditioning, there can be no assurances that we will be able to compete in the marketplace.

         SIGNIFICANT DEPENDENCE ON KEY PERSONNEL. We depend heavily on the efforts of our president, William D. Leary, as well as other key employees and consultants. Currently, Mr. Leary is responsible for identifying and contracting with potential distributors. If we were to lose Mr. Leary's services, our marketing efforts could be severely impacted. Although we have an employment agreement with Mr. Leary, we cannot assure investors that we will be successful in retaining Mr. Leary, or in attracting and retaining qualified personnel of the requisite caliber or in the requisite numbers to enable us to conduct our business as proposed. We are the beneficiary of a $1,000,000 general term life insurance policy on Mr. Leary.

         SEASONALITY AND RISK OF INCLEMENT WEATHER IMPACT OUR OPERATIONS. Throughout much of the United States, the golf business is seasonal, operating primarily in the summer and additionally in the spring and fall. However, in much of the Southern United States, golf is played either year-round or all year except for the summer. This is primarily due to an outdoor playing season limited by inclement weather or excessive heat. We believe that business at our Destination Golf Schools will be seasonal with increased activity in the winter as students take winter vacations to warm weather destinations, and decreased activity in the summer. In particular, management expects decreased revenues from Destination Golf School operations in May and September each year. We close down some of our warm weather sites in May, with the staff of those sites moving to a summer site, and close our summer sites in September, with the staff returning to their warm weather sites. In each case, we expect a one week lag between the closing of one site and the opening of the other site. Of our 26 current Destination Golf Schools, 19 will be open from September to May, and 23 will be open from May to September. Also, our operations are subject to the effects of inclement weather from time to time even during the seasons that they are open. The timing of any new facility openings, the seasons our facilities are open, the effects of unusual weather patterns and the seasons in which students are inclined to attend golf schools are expected to cause our future results of operations to vary significantly from quarter to quarter. Accordingly, period-to-period comparisons will not necessarily be meaningful and should not be relied on as indicative of future results. In addition, our business and results of operations could be materially and adversely affected by future weather patterns that cause our sites to be closed, either for an unusually large number of days or on particular days on which we had booked a special event or a large number of students. Because most of the students at our Destination Golf Schools attend the school on vacation, the student may not be able to or interested in rescheduling attendance at one of our sites. As a result, student-days lost to inclement weather may truly represent a loss, rather than merely a deferral, of revenue.

         PROPER MANAGEMENT OF GROWTH CRITICAL TO OUR SUCCESS. We are currently experiencing a period of rapid and substantial growth that has placed, and is expected to continue to place, a strain on our administrative and operational infrastructure. The number of employees has increased from 11 full-time employees at January 31, 1996 to 15 full-time employees at July 5, 2000. The number of sites has increased from one Destination Golf School in June 1997 to 26 Destination Golf Schools at June 30, 2000. We need continued improvement in our operational, financial and management controls, and reporting systems and procedures in order to manage our staff and growth effectively. In this regard, we are currently updating our management information systems to integrate financial and other reporting among our distributors. In addition, we intend to continue to increase our staff and improve financial reporting and controls for our operations. We cannot assure you that we will be able to implement improvements to our management information and control systems in an efficient or timely manner or that, during the course of this implementation, deficiencies in existing systems and controls will be discovered. If our management is unable to manage growth effectively, our business, results of operations and financial condition will be materially and adversely affected.

         LACK OF SUFFICIENT DISINTERESTED INDEPENDENT DIRECTORS. We have entered into several transactions with our officers, directors, and principal shareholders. Our board of directors, which authorized the transactions, currently consists of Mr. Leary, our president, and one other director, who is also a shareholder of the company. While we believe that these transactions were on terms that were no less favorable to us than those that could have been obtained from unaffiliated third parties, these transactions were not approved by a majority of independent disinterested directors.

         LACK OF PUBLIC MARKET FOR THE SECURITIES. There is currently no public market for the shares and we cannot assure you that a market for our stock will develop. Consequently, investors may not be able to use their shares for collateral for loans and may not be able to liquidate at a suitable price in the event of an emergency. In addition, investors may not be able to resell the shares, or may not be able to sell their shares at or above the price they paid for them.

         POSSIBLE VOLATILITY OF STOCK PRICE. The stock market has from time to time experienced significant price and volume fluctuations that may be related or unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of our stock if a market develops. In addition, the market price of our stock may be highly volatile. Factors such as a small market float, fluctuations in our operating results, failure to meet analysts' expectations, announcements of major developments by us or our competitors, developments with respect to our markets, changes in stock market analyst recommendations regarding us, our competitors or the industry generally, and general market conditions may have a significant effect on the market price of our stock.

         "PENNY STOCK" RULES MAY LIMIT THE MARKETABILITY OF OUR STOCK. Our stock will be subject to SEC rules relating to "penny stocks," which apply to non-NASDAQ companies whose stock trades at less than $5.00 per share or whose tangible net worth is less than $2,000,000. These rules require brokers who sell "penny stocks" to persons other than established customers and "accredited investors" to complete required documentation, make suitability inquiries of investors, and provide investors with specific disclosures concerning the risks of trading in the security. These rules may restrict the ability of brokers to sell the common stock and may reduce the secondary market for the common stock. A limited secondary market may result in a decrease in the shareholder value and/or a partial or total loss of an investor's investment.

         EXERCISE OF CONVERSION OF OUTSTANDING OPTIONS AND WARRANTS COULD RESULT IN POTENTIAL DILUTION AND IMPAIR MARKET PRICE OF OUR STOCK. As of June 30, 2000, we had outstanding options and warrants to acquire a total of 2,527,300 shares of common stock, of which 1,200,000 are being registered by this prospectus. To the extent that these outstanding options and warrants are exercised, existing stockholders will experience dilution in their percentage ownership. So long as these options and warrants are exercisable, the holders will have the opportunity to profit from a rise in the price of our stock. The additional shares of common stock available for sale in the market may have a negative impact on the price and liquidity of the stock that is currently outstanding.

         DEPENDENCE ON DESTINATION GOLF SCHOOL LEASES. As of June 30, 2000, we had lease contracts with 26 Destination Golf Schools. Our revenue potential is limited by the number of students we can accommodate at our sites. In addition, we believe that location is the most important factor for a golfer in choosing a golf school. If we would not be able to renew these leases, at all or on favorable terms, our revenue potential could be greatly diminished, due to both a reduction in the total number of students we could accommodate and a reduction in the number and variety of sites we could offer. Inability to renew our site leases on favorable terms or find suitable replacement facilities could have a material adverse effect on our financial condition and results of operations.

         POTENTIAL LOSS OF PGA OF AMERICA RECOGNITION. Our golf schools have been recognized by the Professional Golf Association, which allows us to employ, and in turn offer instruction by, PGA-accredited teachers. The PGA is entitled to withdraw this recognition at any time, without cause, to impose conditions on this recognition, or to change the terms of this recognition. Any change in the status of PGA recognition of our golf schools could impair our ability to retain qualified instructors in the numbers necessary to staff our Destination Golf Schools, and could negate our ability to train golf instructors for PGA certification. Loss, or change in the terms or status, of PGA recognition of our golf schools could have a material adverse effect on our business, financial condition and results of operations.

                                 CAPITALIZATION

         The following table sets forth our current liabilities, long-term debt and capitalization as of March 31, 2000, and as adjusted to give effect to (1) the repayment of debt through the issuance of 747,800 shares and (2) the conversion of the Series C preferred stock into common stock. You should read this table in conjunction with the financial statements appearing elsewhere in this prospectus.

                                                                             MARCH 31, 2000
                                                                               (UNAUDITED)
                                                                      ACTUAL              ADJUSTED
                                                                  -------------     -----------------
Current liabilities ..............................................$  2,713,782      $      1,024,282
                                                                  =============     =================

Long-term debt....................................................$    441,411      $        441,411
                                                                  -------------     -----------------

Stockholders' deficiency:
   Preferred stock, Series A, convertible, cumulative, $.0001 par value per share, 500,000 shares authorized,
      no shares issued and outstanding ...........................           --               --
   Preferred stock, Series B, convertible, cumulative,
      $.0001 par value per share, 500,000 shares authorized,
      no shares issued and outstanding............................           --               --
   Preferred stock, Series C, convertible, cumulative,
      $.0001 par value per share, 2,000,000 shares authorized,
      202,000 shares issued and outstanding.......................          20                --
   Common stock, $.0001 par value per share;
      20,000,000 shares authorized, 5,685,115 shares issued,
      6,634,915 issued as adjusted (1)<F1>........................         569                   663
   Additional paid-in capital (1)<F1>.............................   4,241,182             5,930,608
   Accumulated deficit............................................  (7,238,491)           (7,238,491)
                                                                  -------------     -----------------

Total stockholders' deficiency (1)<F1>............................  (2,996,720)           (1,307,220)
                                                                  -------------     -----------------

Total capitalization (1)<F1>......................................$ (6,151,913)     $       (865,809)
---------------                                                   =============     =================

(1)<F1> Does not reflect the sale of 125,000 shares of common stock for gross proceeds of $171,500, a portion of which was non-cash consideration, subsequent to March 31, 2000.


                                 DIVIDEND POLICY

         We do not anticipate paying dividends on the common stock at any time in the foreseeable future. Our board of directors plans to retain earnings for the development and expansion of our business. The board of directors also plans to regularly review our dividend policy. Any future determination as to the payment of dividends will be at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial condition and other factors as the board may deem relevant. We are not restricted by any contractual agreement by paying dividends.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         Over the past three years, we have expanded from five Destination Golf Schools to 26 Destination Golf Schools, which are under contract for full or partial year operation. We had expected to be financed in May of 1999 and the delay in financing created a cash-flow problem due to the financial commitments that had been made to each of these facilities. We have tried to alleviate the problem by reducing our expenses, asking our creditors to convert promissory notes into equity investments, increasing our revenues, and seeking additional equity investments.

         Originally, most site contracts for our Destination Golf Schools provided for a fixed amount of monthly rent. As of June 30, 2000, all of our site contracts provide for rent on a per student basis, reducing our fixed costs. In the future, we intend to negotiate only contracts which provide for rent on a per student basis. We have also attempted to reduce our expenses by reducing the number of full-time employees and relying upon distributors to market and sell our products.

         In order to develop our distributor network, we made a strategic decision to open several sites for our Destination Golf Schools, despite the fact that there are significant one-time and recurring expenses associated with opening each site, and despite the fact that our existing sites were not operating at capacity. As of June 30, 2000, we had 24 distributors covering 36 of 100 territories. We believe that adding additional sites makes our Premium Links(TM) packages more valuable because it enables corporate purchasers to redeem the lessons at locations nationwide.

         For each Destination Golf School, we hire a site manager and a number of certified instructors based on anticipated demand. We provide training for our site managers and certified instructors at our expense. We believe these steps are necessary to establish the infrastructure to achieve our goal of becoming the world's largest golf school. Our business plan and infrastructure have been developed in an attempt to capitalize upon economies of scale which we believe we can achieve through acquisitions of additional golf schools. At our present stage of development, our operations are too small to benefit from these economies of scale. See "Risk Factors."

         Management believes that there are many single-location golf school and multiple-site golf school operations whose owners may see certain advantages to being part of a larger organization with several locations. Management believes that we can acquire such existing golf schools using a combination of stock and as little cash as possible. We believe the acquisition of currently operating golf schools will significantly increase our revenue base. We are currently in various stages of discussions with approximately 45 companies that represent almost 100 sites. However, as of the date of this prospectus, there are no understandings, agreements, or arrangements for any acquisitions. If we are able to secure the necessary financing, our plan is to expand to 200 Destination Golf Schools over the next three years.

         Our Destination Golf Schools have opened at varying times over the past three years. Management expects decreased revenues from Destination Golf School operations in May and September each year. We close down some of our warm weather sites in May, with the staff of those sites moving to a summer site, and close our summer sites in September, with the staff returning to their warm weather sites. In each case, we expect a one week lag between the closing of one site and the opening of the other site. As of June 30, 2000, we had 26 Destination Golf Schools under contract for full or partial year operation. Also, our operations are subject to the effects of inclement weather from time to time even during the seasons that they are open. As a result of changes in the number of facilities open from period to period, closing certain of the Destination Golf Schools during local off-seasons, and overall seasonality of the golf business, results of operations for any particular period may not be indicative of the results of operations for any other period.

         In an effort to reduce interest expenses and debt payments, some of the persons to whom we have issued promissory notes have agreed to convert those notes into common stock, which is being registered by this prospectus.

QUARTER ENDED MARCH 31, 2000 COMPARED TO QUARTER ENDED MARCH 31, 1999

         NET LOSS. We incurred a net loss of $195,311 for the quarter ended March 31, 2000, as compared to a loss of $432,970 for the comparable 1999 fiscal quarter, a decrease of approximately 55%. The decreased net loss is due primarily to increased revenues and a resulting increased gross profit. Operating expenses did not change significantly.

         TOTAL REVENUE. We had total revenue of $536,696 for the quarter ended March 31, 2000, compared to $246,915 of total revenue for the comparable 1999 fiscal quarter. The increase in total revenue was attributable primarily to the development of our Corporate Sales, selling our Premium Links(TM) corporate golf school packages, and the development of our distributor network.

         COST OF REVENUE. Cost of revenues for the quarter ended March 31, 2000 was $109,281 or 20% of total revenue, compared to $60,108 or 24% of total revenue for the 1999 quarter. Cost of revenues consists primarily of instructor salaries and site fees (calculated on a "per head" basis). The decrease in cost of revenues as a percentage of total revenue was due primarily to increased revenues associated with having more schools operating during the 2000 period and the decrease in cost of the site fees.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses, consisting primarily of marketing and advertising expenses, expenses associated with recruiting and training Destination Golf School site managers and instructors, salaries for administrative, sales and marketing staff, and rent at our headquarters, decreased slightly to $573,204 for 2000 from $582,826 for 1999.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

         TOTAL REVENUE. We had total revenue of $418,813 for the year ended December 31, 1999, compared to $189,740 of total revenue for the 1998 fiscal year. The increase in total revenue was attributable primarily to the development of our Corporate Sales, selling our Premium Links(TM) corporate golf school packages, and the development of our distributor network During 1999, we had contracted to operate at 18 Destination Golf Schools, as compared to five Destination Golf Schools during 1998.

         COST OF REVENUE. Cost of revenues for the year ended December 31, 1999 was $364,409 or 87% of total revenue, compared to $353,268 or 187% of total revenue for the 1998 fiscal year. Cost of revenues consists primarily of instructor salaries and site fees (calculated on a "per head" basis). The decrease in cost of revenues as a percentage of total revenue was due primarily to increased revenues associated with having more schools operating during the 1999 period and the decrease in cost of the site fees. In addition, during 1998, the opening of several sites was delayed, and revenue at open sites was negatively impacted by the effects of an unusually wet winter in January, February and March 1998. See "Seasonality" below.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses, consisting primarily of marketing and advertising expenses, expenses associated with recruiting and training Destination Golf School site managers and instructors, salaries for administrative, sales and marketing staff, and rent at our headquarters, increased from $1,879,183 for 1998 to $3,544,407 for 1999. The increase was due primarily to expenses associated with establishing our distributor network, such as increased salaries, rent, and advertising expenses. We added more personnel, took on more space, and generated sales materials and brochures. Also, shares issued as inducements for loan funds received and shares issued as inducements for the conversion of loans to stock are accounted for as a financing expense. The amount charged to financing expense was approximately $1,005,751 for the year ended December 31, 1999. During the 2000 fiscal year, management hopes to secure financing for our operations which does not require us to issue share inducements to our creditors; however, there are no assurances that we will be able to obtain such financing.

LIQUIDITY AND CAPITAL RESOURCES

         The cash requirements of funding our operations and expansion have exceeded cash flow from operations. At March 31, 2000, our working capital deficiency was $2,657,561, as compared to $3,206,485 at December 31, 1999. To date, we have satisfied our capital needs primarily through debt and equity financing.

         At March 31, 2000, short-term notes payable and bonds was $1,868,844. Of this amount, $1,544,797 will be paid by issuing 617,918 shares of common stock.

         We filed a registration statement for a public offering which was declared effective in February 1999. Due to material changes during the term of the offering, we did not complete that offering. Since we were in need of cash for ongoing operations, we incurred additional short-term debt and sold Series C preferred stock. We determined that it would be in our best interests not to proceed with an initial public offering, but instead to register shares to be issued to our creditors, holders of the Series C preferred stock, and certain common shareholders.

         Of the $441,411 in long-term debt outstanding at March 31, 2000, $433,432 is payable to persons who are stockholders in the Company, and bears interest at a fixed rate of 8%, is unsecured and is convertible (principal and unpaid interest) into our common stock at a rate of $1.00 per share at anytime. The notes are due on January 1, 2003; however, the holders of the notes may require us to redeem the notes, in whole or in part, upon the first two anniversary dates of the notes (January 1, 2001 and January 1, 2002), by giving notice to us at least 90 days before the anniversary date. We are required to register, under the Securities Act, the shares into which the notes may be converted. The notes may be prepaid without penalty. If we default on the notes, the holders are entitled to one share of our common stock for every $100 per month for each month the notes are in default. The remainder of our long-term debt relates to a note for an automobile which bears interest at the rate of 8.9% and is payable in 42 monthly installments. As of March 31, 2000, there were 22 remaining installments.

         Since we have already received cash proceeds from the issuance of our stock, our existing operations must be able to generate enough cash to cover existing commitments and obligations, such as lease rent for the facilities, instructors' salaries, and officers' salaries. We are obligated under a five-year employment agreement to pay William D. Leary, our president, an annual salary of $120,000.

         At March 31, 2000, our current liabilities exceeded current assets by $2,657,561 and our total liabilities exceeded total assets by $2,996,720. As stated in the auditors' report on the financial statements, we incurred a net loss of $3,539,280 for the 1999 fiscal year, and at December 31, 1999, our current liabilities exceeded current assets by $3,206,485 and our total liabilities exceeded total assets by $3,571,449. Our ability to continue operations is dependent upon our creditors accepting restructured payment terms on overdue accounts. If our creditors will not agree to accept monthly payments in lieu of a single payment for the full balance, we will have to seek additional capital to pay our liabilities and/or cease operations. We cannot give you any assurance that we will be successful in either (i) convincing our creditors to accept monthly payments or (ii) securing additional capital for our operations. Even if we are able to achieve either of the foregoing, the terms of any such financing or the restructuring of our accounts payable may be on terms which are unfavorable to us and may result in substantial dilution to our shareholders. Furthermore, our business plan is dependent upon our ability to acquire other golf schools. We have developed our business in a way that we believe will benefit from economies of scale achieved through acquiring other golf schools. At our present stage of development, our operations are too small to benefit from these economies of scale. If we are unable to acquire additional golf schools, we will need to revise our business plan and/or cease operations. These factors, among others, raise substantial doubt about our ability to continue as a going concern. See "Risk Factors" and the note entitled "Continuing Losses, Deficit in Equity and Negative Working Capital" in the notes to the financial statements.

         In an effort to reduce our fixed expenses, on June 30, 2000, we reduced our full-time staff by eight persons. We estimate the reduction in employees will result in a savings of approximately $20,000 per month.

SEASONALITY

         Throughout much of the United States, the golf business is seasonal, operating primarily in the summer and additionally in the spring and fall. However, in much of the Southern United States, golf is played either year-round or all year except for the summer. This is primarily due to an outdoor playing season limited by inclement weather or excessive heat. We believe that business at our Destination Golf Schools will be seasonal with increased activity in the winter as students take winter vacations to warm weather destinations, and decreased activity in the summer. In particular, we expect decreased revenues from Destination Golf School operations in May and September each year. We anticipate the closing of our warm weather sites in May, with the staff of those sites moving to a summer site, and anticipate closing our summer sites in September, with the staff returning to their warm weather sites. In each case, we expect a one week lag between the closing of one site and the opening of the other site. For example, our site manager and certified instructors for Wildfire will generally move to Pole Creek or Haymaker for the summer and the staff from Rhodes Ranch in Las Vegas will move to Lake Okoboji, Iowa for the summer. Of our 26 current Destination Golf Schools, three facilities will close during the summer, 19 will be open only during the summer, and the remaining four will be open year-round.

         Also, our operations are subject to the effects of inclement weather from time to time even during the seasons that they are open. The timing of any new facility openings, the seasons our facilities are open, the effects of unusual weather patterns and the seasons in which students are inclined to attend golf schools are expected to cause our future results of operations to vary significantly from quarter to quarter.

         Accordingly, period-to-period comparisons will not necessarily be meaningful and should not be relied on as indicative of future results. In addition, our business and results of operations could be materially and adversely affected by future weather patterns that cause our sites to be closed, either for an unusually large number of days or on particular days on which we had booked a special event or a large number of students. Because most of the students at our Destination Golf Schools attend the school on vacation, the student may not be able to or interested in rescheduling attendance at one of our sites. As a result, student-days lost to inclement weather may truly represent a loss, rather than merely a deferral, of revenue.


                                    BUSINESS

OVERVIEW

         We provide golf instruction through Destination Golf Schools located at independent resorts, to which students generally travel for intensive one to five-day programs. We target our sales to two audiences: individuals through solicitation of direct retail sales and corporations through the sales of Premium Links(TM) packages. We sell Premium Links(TM) packages through a network of distributors located throughout the United States. We are presently developing our distributor network and generate revenue from the sale of territories to prospective distributors. As of June 30, 2000, we had distributors in 32 of the 100 territories identified by management.

         As of June 30, 2000, we had 26 Destination Golf Schools under contract for full or partial year operation. Our arrangement with independent resorts allows us to offer first-rate golf facilities at reasonable cost and enables us to take advantage of the course's or resort's marketing efforts, visibility, and facility quality.

         We believe that we are distinguished from our competitors on the basis of the quality of our facilities, our unique curriculum, and our experienced management team and staff. Our curriculum is geared toward the marketing premise that ideas accepted on the professional golf tours are accepted by recreational golfers. Our teaching curriculum has been "recognized" by the Professional Golf Association. This recognition allows us to provide PGA instruction by employing PGA professionals who can work toward or maintain their status in the PGA program. In the May 1999 issue of GOLF MAGAZINE, we were rated as one of the top 25 golf schools in America. The rating was based on the following criteria: teaching curriculum, quality of facility, student-teacher ratio, faculty (i.e., PGA instructors), and the use of state of the art equipment, such as computer and video equipment.

CORPORATE HISTORY

         We were originally founded in Colorado in 1991 under the name World Associates, Inc. and remained dormant until 1996. We formed a subsidiary in Delaware in February 1996 originally called Team Family, Inc., which changed its name to Proformance Research Organization, Inc. in January 1997. We merged into this subsidiary effective July 31, 1998, thereby effecting a reincorporation, changing us from a Colorado corporation to a Delaware corporation. On
July 25, 2000 we changed our name to "PROform golf, inc."

         We acquired our first golf school, which established our curriculum, in September 1996. We then negotiated and signed agreements with various golf courses to operate our golf schools at such courses, beginning with an agreement in March 1997. As outlined above, we now have 26 Destination Golf Schools under contract. As our business matures, we continue to modify and update our teaching curriculum

INDUSTRY BACKGROUND

         The National Golf Foundation, a non-profit golf research organization (the "NGF"), conducts various surveys and studies of golfers in the United States. According to excerpts from various studies by the NGF, there are approximately 26.4 million golfers in the United States age 12 and over, compared with 19.9 million golfers in 1986, an increase of 33%. Approximately
12.6 million of these golfers are between the age of 18 and 39, 5.0 million are between age 40 and 49 and 6.7 million are over age 50. Approximately 5.6 million U.S. golfers are "avid" golfers, defined as those who play at least 25 rounds of golf per year. Today's typical golfer is male, 40 years old, has a household income of $68,209 and plays 21.3 rounds per year. Golfers spend about $30 billion on equipment, related merchandise and playing fees, compared to $7.8 billion in 1986.

STRATEGY

         We believe that the three most important criteria used by golfers to select a school are: (1) location, (2) price, and (3) product. Key elements of our strategy are (1) to increase the number of our Destination Golf Schools in the United States through the acquisition of other golf schools; (2) to increase the number of distributors selling our services; (3) to be price competitive through the sale of Premium Links(TM) packages; and (4) to expand our marketing programs. We cannot assure you that we will be able to execute our strategy successfully.

o INCREASE THE NUMBER OF OUR DESTINATION GOLF SCHOOLS. We believe that the most important consideration for a golfer deciding which golf school to attend is location. We believe that we can attract more students and sell more Premium Links(TM)packages by offering more locations. We intend to expand by acquiring existing golf school operations. In expanding to new locations, we intend to add sites that are consistent with our current high quality of facilities. We believe that our existing student booking and billing operations can service a substantial increase in volume of students, and that economies of scale can be achieved through the acquisition of existing golf schools. As of June 30, 2000, we had 26 Destination Golf Schools under contract. We have incurred significant expenses for site development and personnel training which we believe will assist us in implementing our expansion plans. We believe that placing an emphasis on development and training, has enabled our staff to become familiar with our systems, which will help us train new staff as we acquire additional schools.

         We are currently in various stages of discussions with approximately 45 companies that represent almost 100 sites. However, as of June 30, 2000, we had no understandings, agreements, or arrangements for any acquisitions. We intend to acquire schools with sites in different geographic regions with varying golf seasons, which we believe will reduce the effect of seasonality on our business. We intend to acquire other golf schools using a combination of stock and as little cash as possible. In order for other schools to be interested in being acquired by us, we believe a trading market must exist for our common stock. We believe that registering the shares in this prospectus will assist in creating a trading market for our stock.

O INCREASE THE NUMBER OF DISTRIBUTORS SELLING OUR SERVICES. To facilitate the sales of packages of golf instruction into the corporate market (called the Premium Links(TM)program), we intend to establish a network of distributor members in defined geographic locations. These distributors have non-exclusive marketing rights to our Premium Links(TM)packages within their respective territories. For the marketing rights to these programs, a distributor pays a one-time fee of $35,000, which entitles the distributor to an extensive training as well as the programs, products, and services that we have created. We pay distributors commissions of up to 25% of the gross sales price on the sale of Premium Links(TM)packages based on a rolling commission schedule. In order to develop our distributor network, we made a strategic decision to open several sites for our Destination Golf Schools, despite the fact that there are significant one-time and recurring expenses associated with opening each site, and despite the fact that our existing sites were not operating at capacity. We believe that adding additional sites makes our Premium Links(TM) packages more valuable because it enables corporate purchasers, such as TCI, 3Com, Oracle and Public Service of Colorado (all of which have purchased Premium Links(TM)packages) to redeem lessons at locations nationwide. As of June 30, 2000, we had 24 distributors in 36 of the 100 territories identified by management. Certain distributors have purchased more than one territory.

o        BE PRICE COMPETITIVE THROUGH THE SALE OF PREMIUM LINKS(TM) PACKAGES.
         Management believes that a significant market exists for the sale of golf instruction to corporations, which can use them as incentives for sales and employee performance. Our Premium Links(TM) packages are a prepaid system in which the purchasing corporation receives a discount from the direct retail price of a golf school. Corporations spend millions of dollars on professional and collegiate sporting events, travel, and entertainment. Premium Links(TM) was developed to capture a piece of that market and combine the continually growing synergy of golf and business.

o EXPAND OUR MARKETING PROGRAMS. We believe that we must create and promote a new, memorable brand identity through multiple marketing channels. Initially, PRO limited its marketing program to traditional media, such as television and direct marketing. Management believes that we must expand our marketing programs to include other alternatives, including e-commerce and corporate direct marketing. We believe we must build an identifiable brand identity and provide education to our distributors about our marketing programs.

         Although we intend to expand our marketing programs, we will rely significantly upon our distributors to market our products and services. Utilizing distributors will allow us to defer our marketing costs, by giving up a portion of the revenue generated from distributor's sales.

DESTINATION GOLF SCHOOLS

         Retail fees for Destination Golf Schools are paid in advance and, as of June 30, 2000, range from $275 for a 1-day school to $995 for a 4-day school. In addition to our retail programs, we offer our Premium Links(TM) pre-paid packages. Premium Links(TM) is an innovative package program that offers discounted daily rates at package pricing. Premium Links(TM) packages are sold primarily through our distributor network. Our Premium Links(TM) packages are primarily targeted at corporate purchasers. The Premium Links(TM) packages can be given to employees and/or clientele as incentives and can be redeemed at any Destination Golf School nationwide. As of June 30, 2000, we offered three Premium Links(TM) packages:

               Par Package - 22 student days for $5,000;
               Birdie Package - 46 student days for $10,000; and
               Eagle Package - 123 student days for $25,000.

         Our strategy is to operate our Destination Golf Schools at high-quality existing resorts that have golf facilities. As of June 30, 2000, we had 26 Destination Golf Schools under contract for operation during all or portions of the year. Following is a list of our sites and sites under development, along with the date the site became available to students and the season the site is open.

         Our schools have been recognized by the PGA of America, which allows us to employ, and in turn offer instruction by, PGA-accredited teachers. At our Destination Golf Schools, our instructors teach a curriculum called the "Optimum Impact System" that combines instruction in all areas of golf technique with instruction in mental aspects of the game and physical conditioning to improve play. Instructors assess the student's skill level and learning style, developing a personal golfer profile for individualized instruction. At our Destination Golf Schools, access to a golf course on site is included in each 1-, 2-, 3- or 4-day package.

                                                                    Date
SITE NAME                       ADDRESS                             OPENED          SEASON              LEASE EXPIRES
---------                       -------                             ------          ------              -------------
The Bog                         3121 County Highway 1               April 2000      April - October     October 2000
                                P.O. Box 79
                                Saukville, WI 53080

Caledonia Golf & Fish           369 Caledonia Drive                 March 1999      Year round          April 2000(1)
Club                            Pawleys Island, SC 29585

Brooks Golf Club                1405 Highway 71                     June 1998       Mid-May to          September 2000
                                Lake Okoboji, IA                                    mid-September

The Cascades                    16325 Silver Oaks Drive             February        Year round          February 2001
                                Sylmar, CA 91342                    2000

Cinnabar Hills Golf Club        23600 McKean Road                   August          Year round          August 2000
                                San Jose, CA 95141                  1999

Fred Arbanus Golf Club          11100 View High Drive               January         April - October     December 2001
                                Kansas City, MO 64134               2000

Geneva National Golf Club       Geneva National Ave. So.            November        April - October     October 2000
                                Lake Geneva, WI   53147             1999

Hamlet Windwatch                1715 Vanderbuilt Motors Pkwy.       April 2000      April - October     September 2004
                                Hauppauge, NY   11788

Haymaker Golf Course            34856 U.S. Hwy. 40-E                May 1999        April - October     October 2000
                                Steamboat Springs, CO 80477

Indian Tree Golf Club           7555 Wadsworth Blvd.                April 1998      April - October     October 2000
                                Arvada, CO 80003

Lake Spanaway Golf Club         15602 Pacific Avenue                March 2000      April - October     October 2000
                                Tacoma, WA 98444

Los Verdes                      9200 East Iliff Avenue              April 2000      April - October     October 2000
                                Aurora, CO

The Mission Inn Golf &          10400 County Road 48                April 1998      November -          April 2001
Tennis Resort                   Howie in the Hills, FL 54737                        April

                                       16

SITE NAME                       ADDRESS                             OPENED          SEASON              LEASE EXPIRES
---------                       -------                             ------          ------              -------------

Paradise Point Golf Club        8212 Golf Course Road               April 2000      April - October     December 2001
                                Smithsfield, MO 64089

Persimmon Country Club          500 Southeast Butler Road           April 2000      April - October     April 2001
                                Gresham, OR 97080

Pole Creek Golf Club            P.O. Box 3348
                                Winter Park, CO                     March 1999      April - October     November 2000

Prairie Landing                 2325 Longest Drive                  March 2000      April - October     October 2000
                                West Chicago, IL 60165

Quicksilver Golf Club           2000 Quicksilver Drive              April 2000      April - October     October 2000
                                Midway, PA 15060

Rhodes Ranch                    9020 Rhodes Ranch Pkwy              March 1998      November -          March 2000(1)<F1>
                                Las Vegas, NV                                       April

Seven Springs Mountain          No. 1                               April 2000      April - October     October 2000
Resort Golf Course              Champion, PA 91935

Steele Canyon Golf Club         3199 Stonefield Drive               November        Year round          November 2000
                                Jamul, CA  91935                    1999

Tapawingo National              13001 Gary Player Drive             February        April - October     April 2001
                                Saint Louis, MS                     2000

Thunder Hill Golf Club          7050 Griswold Road                  April 2000      April - October     October 2000
                                Madison, OH 44057

Waverly Woods                   2100 Harwick Way                    April 2000      April - October     October 2000
                                Mariottsville, MD 21104

Wildfire Golf Course at         5225 East Pathfinder                September       November -          October 2000
Desert Ridge                    Phoenix, AZ                         1997            April

The Woods Resort                P.O. Box 5                          November        April - October     December 2001
                                Hedgesville, WV 25427               1999

(1)<F1> As of June 30, 2000, management was in the process of renegotiating these contracts and we were operating on a month-to-month basis with Rhodes Ranch and Caledonia Golf & Fish Club.

         We contract with the owners of each facility to provide a golf school at the existing golf facility and pay rent for the use of a portion of the facility. Certain golf facilities prefer to outsource the golf school function rather than be responsible for the overhead of establishing, maintaining and marketing a golf school, and to date we have had success in negotiating site agreements with 26 facilities. In addition, our operation of a golf school at an existing facility provides the facility with higher visibility through our advertising efforts and additional revenue through guest nights, rounds of golf, meals, merchandise and other purchases by our golf school students. Due to this mutually-beneficial arrangement, the rent charged us for using the facilities has been relatively low, allowing us to maintain low operating costs while offering our students high-quality facilities. In addition, this arrangement permits us to offer first rate golf facilities at relatively low facilities cost and enables us to take advantage of the course's or resort's marketing efforts, visibility and facility quality without incurring the enormous capital requirements and advertising budgets needed to establish, maintain and market such facilities. Initially, we entered into leases that provided for fixed monthly rental. We have restructured all of our leases to provide for rent based on the number of students attending our golf school at the site, thereby reducing our fixed expenses. As we expand our network of distributors throughout the United States, we will increase the number of sites, basing our selection on proximity to the distributor territories and the ability to provide for rent based on usage.

ACQUISITIONS AND SITE START-UP COSTS

         Our management believes that there are many single-location golf school and multiple-site golf school operations whose owners may see certain advantages to being part of a larger organization with several locations. Management believes that we can acquire such existing golf schools using a combination of stock and as little cash as possible. Acquisitions of currently operating golf schools will significantly increase our revenue base. We are currently in various stages of discussions with approximately 45 companies that represent almost 100 sites; however, as of June 30, 2000, we had no understandings, agreements, or arrangements for any acquisitions. We intend to acquire other golf schools using a combination of stock and as little cash as possible. In order for other schools to be interested in being acquired by us, we believe a trading market must exist for our common stock. We believe that registering the shares in this prospectus will assist in creating a trading market for our stock. If we are able to secure the necessary financing, our plan is to expand to 200 Destination Golf Schools over the next three years.

         The expenses associated with acquiring golf schools and opening new sites pertain to recruiting and training instructors and staff, rent, and advertising. These start-up costs of establishing these new facilities are incurred in advance of advertising the sites and booking students into the sites. Having established an infrastructure for our Destination Golf School operations, management believes that we can achieve economies of scale in certain of our operations, in particular advertising, student bookings, and billing, through the acquisition of additional schools.

INTERNATIONAL OPERATIONS

         On May 6, 1997, we signed a five-year agreement with Sunkyong U.S.A., under which Sunkyong U.S.A. agreed to represent us in the Republic of Korea (South Korea) on an exclusive basis and to provide introductions to parties on a non-exclusive basis throughout the Pacific Rim relating to product sales, and Destination Golf School opportunities at sites in the Pacific Rim. Details with respect to each site and fees to be paid to Sunkyong U.S.A. are to be negotiated on a site-by-site basis. This agreement provides that Sunkyong U.S.A. has the option of purchasing up to 10,000 shares of our common stock at a price of $5.00 per share for each Destination Golf School site, up to 32 sites in total. Sites are subject to our approval. If all 32 sites are opened within the 5-year term of this agreement, we may be obligated to issue 320,000 additional shares of common stock.

         However, due to the current business and financial conditions in Asia generally and South Korea in particular, we have done no significant business to date under this agreement, and expect to do no significant business under this agreement until such time as Asian business and financial conditions improve.

MARKETING

         We market our products and services primarily through distributors who promote PRO with advertising campaigns in various media. To date, we have had a limited marketing budget. A key component of our strategy is to use available working capital to stimulate additional awareness and recognition of us and our services and products. We will rely significantly upon our distributors to market our products and services. Utilizing distributors will allow us to defer our marketing costs, by giving up a portion of the revenue generated from distributors' sales.

         Our marketing department has conducted research on the circulation, reader characteristics, and editorial content of various golf publications. Our advertising and article placement strategy is intended to provide national exposure, credibility and demand in the golf market. Our marketing strategy is intended to be broad based, combining advertising in golf publications, such as Golf Digest, with crossover advertising in other media intended to reach targeted demographic and psychographic groups. These media include, but are not limited to, high-end business and travel publications as well as electronic media, such as cable television network programming (the Golf Channel) and the Internet. Available capital would be used for larger ads running for consecutive months to establish some degree of name recognition with our targeted audience. In addition, we hope to take advantage of the marketing efforts of the operators of our Destination Golf School sites, as well as any future strategic alliances to expose us to a wider audience at no cost to us.

         One target of our marketing efforts relating to our Destination Golf Schools is executive training programs for the corporate market. We have created incentive packages for corporations to reward performance, entertain clients or as incentives for sales projects. As of June 30, 2000, we had conducted hundreds of such programs, with an average attendance of 5 to 10 people. Our marketing staff attempts to make direct contact with the corporate market through advertising in trade journals and appearances at trade shows.

         We are also pursuing cross-marketing agreements with other golf related companies and endorsements from golf associations.

COMPETITION

         The golf instruction market is highly fragmented, with lessons available at a vast number of local golf courses, driving ranges and golf shops, as well as a large number of destination golf schools. Our Destination Golf Schools compete with all of these sources of golf instruction. Shaw Guides (www.shawguides.com), an Internet travel information source that compiles golf instruction facilities, lists hundreds of different sources of golf instruction in the United States. Many of the local sites with which our schools compete have greater local name recognition and resources than us. Our Destination Golf Schools compete with several destination golf schools operated throughout the United States, including John Jacobs Golf Schools, David Leadbetter Golf Academy, Nicklaus/Flick Game Improvement, Arnold Palmer Golf Academy and Golf Digest Schools. Many of the schools with which our Destination Golf Schools compete have greater resources, a larger number of sites, more prestigious locations or affiliations with well-known and respected golfers or golf instructors than we do. For example, John Jacobs Golf Schools has 30 schools and Golf Digest Schools offer instruction at 15 sites. While management believes that our program is unique in its emphasis on the distributor network for sales to corporations and growth through acquisitions, we cannot assure you that we will be able to compete in the marketplace.


                                    PROPERTY

         We lease approximately 7,800 square feet of space for administrative, office, and marketing functions in Denver, Colorado, through November 30, 2002. The Company believes that this property will be sufficient to meet our needs for the duration of the lease.


                                    EMPLOYEES

         As of July 5, 2000, we had 15 full-time employees and one part-time employee. None of our employees is represented by a labor union. We believe that our relationship with our employees is good.


                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

         The directors and executive officers of the Company, their positions and ages are as follows:

NAME                         AGE               POSITIONS

William D. Leary             42                President, Treasurer and Director
John C. Weiner               72                Director

         The Company's bylaws provide for a Board of Directors ranging from 1 to 12 members, with the exact number to be specified by the Board. The number is currently fixed at two directors. All directors hold office until the annual meeting of stockholders next following their election, and until their successors have been elected and qualified. Officers serve at the discretion of the Board of Directors.

         There are no family relationships between any directors or executive officers of the Company. Directors of the Company receive no compensation to date for their service as directors. Set forth below are brief descriptions of recent employment and business experience of the Company's officers and directors.

         WILLIAM D. LEARY. From January 1993 until the present time, Mr. Leary has been the President of the Company. From May 1986 until January 1993, Mr. Leary was the President and CEO of the Innova Corporation, a golf distribution company. Mr. Leary was employed as a linebacker by the Denver Broncos of the National Football League from May 1983 to December 1984. From January 1985 through May 1986, Mr. Leary was rehabilitating from an injury that ended his football career and was employed as a golf teaching professional in the United States, Japan, Austria and Switzerland. Mr. Leary graduated with a B.S. in general education from Mesa College, Grand Junction, Colorado in May 1983.

         JOHN C. WEINER. Mr. Weiner has been a director of the Company since 1995. Since 1982, Mr. Weiner has been Chairman of the Board of JCW Investments, Inc. and JCW Ventures. From 1971 to 1982, Mr. Weiner was founder and President of Trident Investment Management, Inc., a public and private pension and other investment account management service. Mr. Weiner sold Trident Investment Management to Pacific Inland Bancorp in 1982. From 1956 to 1969, Mr. Weiner was employed by Moody's Investors Service, serving as President and Chief Executive Officer from 1966 until 1969. Mr. Weiner studied engineering at Westminster College and Yale University from 1945 to 1946; received a B.A. in pre-med and finance from Ripon College in 1948; received a B.S. in finance and economics from the University of Chicago in 1950; and studied finance at Northwestern University from 1950 to 1952.


KEY EMPLOYEES AND CONSULTANTS

         In addition to the foregoing directors and officers, the following individuals are key employees of or consultants to the company:

         CHARLES "VIC" KLINE. Mr. Kline is a former director of the PGA. He is also a five-time Colorado PGA section president and five-time player of the year. Mr. Kline is a past Colorado Open and Rocky Mountain Open champion. Mr. Kline has agreed to join our board of directors when our stock is listed on an exchange or is traded in the over-the-counter market.

         NEAL LAURIDSEN. As one of the founding principals and former Vice President and head of marketing for the Nike Corporation, Mr. Lauridsen has agreed to join our board of directors when our stock is listed on an exchange or is traded in the over-the-counter market, bringing 25 years of successful, worldwide marketing, corporate development, and expansion expertise.


                              CERTAIN TRANSACTIONS

         WEINER SUBSCRIPTION AGREEMENT. On July 15, 1998, we entered into a binding subscription agreement with Proformance Research Organization/Weiner, Inc. and/or Vanguard 21st Century Weiner Inc., referred to as "PROW." John C. Weiner is president and the sole shareholder of PROW and is one of our directors. Under this subscription agreement, PROW had agreed, on or before the final day of the offering commenced in February 1999, to subscribe for and purchase at $5.00 per share all shares not otherwise subject to subscriptions accepted by us.

The offering did not close. John C. Weiner has loaned us $125,000 during 1999 and 2000, which will convert into 50,000 shares of common stock, which are being registered in this prospectus.

         LEARY EMPLOYMENT AGREEMENT. We entered into an employment agreement with William D. Leary, one of our officers and directors, dated July 1, 1998. The employment agreement is for a five-year term and provides for salary to Mr. Leary in the amount of $120,000 annually. Under the employment agreement, Mr. Leary is prohibited from competing against us for a period of one year from the date of termination of Mr. Leary's employment. A state court may determine not to enforce or only partially enforce this non-compete provision. As of December 31, 1999, we had accrued $76,635 for unpaid salary owed to Mr. Leary. See "Item
6. Management's Discussion and Analysis or Plan of Operation."

         ADVANCES TO OFFICER. During 1997 and 1998, we advanced varying amounts to William D. Leary, our president. The balance of these advances at December 31, 1997 and 1998 were $60,165 and $40,300, respectively. At December 31, 1999, any pending balances due from Mr. Leary for advances were offset against his salary, resulting in a balance due from the Company to Mr. Leary in the amount of $76,635. Mr. Leary executed a long-term convertible promissory note in lieu of payment of these funds. The note is convertible into common stock at any time at Mr. Leary's option. The advances were unsecured and had no set interest or repayment terms. As indicated below in "EXECUTIVE COMPENSATION," Mr. Leary did not receive any compensation during 1997. We made these advances to enable Mr. Leary to cover certain personal expenses.

         We believe that with the exception of the advances made to Mr. Leary, the terms of the above-described transactions were no less favorable to us than would have been obtained from a nonaffiliated third party for similar consideration. However, we lacked sufficient disinterested independent directors to ratify all of the transactions at the time the transactions were initiated. All ongoing and future transactions between us and our officers, directors or 5% shareholders will be made or entered into on terms that are no less favorable to us than those that can be obtained from unaffiliated third parties, and all such transactions (including forgiveness of any loans) will be approved by a majority of the independent members of our board of directors who do not have an interest in the transactions and who have access, at our expense, to our independent legal counsel. We have agreed with certain state regulatory authorities that so long as our securities are registered in such states, or one year from the date of this prospectus, whichever is longer, we will not make loans to its officers, directors, employees, or principal shareholders, except for loans made in the ordinary course of business, such as travel advances, expense account advances, relocation advances, or reasonable salary advances.


                             EXECUTIVE COMPENSATION

         The following table sets forth information for the Chief Executive Officer ("CEO") of the Company, William D. Leary. No disclosure need be provided for any executive officer, other than the CEO, whose total annual salary and bonus for the last completed fiscal year did not exceed $100,000. Accordingly, no other executive officers of the Company are included in the table.

                                                                                   LONG TERM COMPENSATION
                                        ANNUAL COMPENSATION                      AWARDS               PAYOUTS
                                                                                      SECURITIES
                                                             OTHER      RESTRICTED    UNDERLYING
NAME AND                                                    ANNUAL         STOCK          OP-                      ALL OTHER
PRINCIPAL                                                  COMPEN-       AWARD(S)     TIONS/SARS       LTIP         COMPEN-
POSITION           YEAR       SALARY($)      BONUS($)      SATION ($)       ($)           ($)       PAYOUTS ($)    SATION ($)
William D.         1999       43,365(1)<F1>     -0-           -0-           -0-           -0-           -0-           -0-
Leary,             1998         60,000          -0-           -0-           -0-           -0-           -0-           -0-
President          1997          -0-            -0-           -0-           -0-           -0-           -0-           -0-

                                       21

(1)<F1> The Company and William D. Leary, an officer and director of the Company, entered into an Employment Agreement dated July 1, 1998 (the "Employment Agreement"). The Employment Agreement is for a five-year term and provides for salary to Mr. Leary in the amount of $120,000 annually. As of December 31, 1999, there was an accrued wages expense of $76,635.


         The Company does not have any employment contracts with any of its officers or directors, except for Mr. Leary. See "CERTAIN TRANSACTIONS." Such persons are employed by the Company on an at will basis, and the terms and conditions of employment are subject to change by the Company. Mr. Leary, the Company's chief executive officer, was not granted any stock options during the fiscal years ended December 31, 1999, 1998 or 1997. He had no stock options at December 31, 1999.

STOCK OPTION PLANS

         The Company has no stock option plans.


                             PRINCIPAL STOCKHOLDERS

         The following table sets forth certain information regarding ownership by each officer and director, and all officers and directors as a group, as well as all persons who own greater than 5% of our outstanding shares, as of June 30, 2000, and as adjusted to reflect the issuance of the shares covered by this prospectus:

                                                                                      Percentage of Shares
                                                                                     Beneficially Owned (2)<F2>
                                                                         -----------------------------------------

                                                    Number of Shares             Before                  After
Name of Beneficial Owner (1)<F1>                   Beneficially Owned           Issuance                Issuance
William D. Leary (3)<F3>......................        1,933,335                   32.8%                  28.3%
Leah Leary (4)<F4>............................          946,200                   16.3%                  14.0%
William Childs (5)<F5>........................          866,000                   14.9%                  13.8%
3131 E. Alameda Ave., #1401
Denver, CO  80209
John C. Weiner (6)<F6>........................          137,500                    2.4%                   2.0%
J. Paul Consulting (7)<F7>....................          725,000                   11.1%                   9.7%
6041 S. Syracuse Way, Suite 307
Englewood, CO  80111
GM/CM Family Partnership, Ltd. (8)<F8>........          625,000                    9.9%                   8.6%
14 Red Tail Drive
Highlands Ranch, CO  80126
All executive officers and directors as a
group (2 persons) (3)<F3>(6)<F6>..............        2,070,835                   34.9%                  30.3%
---------------

(1)<F1>To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name. The address of each of the persons in this table, unless otherwise noted, is as follows: c/o PROform golf, inc., 5335 West 48th Avenue, Suite 200, Denver, Colorado 80212.


(2)<F2>Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants or the conversion of convertible securities within 60 days from June 30, 2000, these additional shares are deemed to be outstanding for the purpose of computing the percentage of


                                       22


       common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Based on 5,810,115 shares of common stock outstanding as of June 30, 2000, and 6,759,915 shares of common stock outstanding after the issuance of 747,800 shares for debt, and 202,000 upon conversion of Series C Preferred Stock.

(3)<F3>Includes 50,000 shares owned by Sean Leary and Keenan Leary, minor children of William D. Leary and Leah Leary. Includes 896,200 shares owned by Leah Leary, the wife of William D. Leary. William D. Leary has voting control over the shares owned by Leah Leary pursuant to a Voting Trust Agreement. Includes 76,635 shares issuable upon conversion of a promissory note issued to Mr. Leary.


(4)<F4>Includes 50,000 shares owned by Sean Leary and Keenan Leary. Excludes 910,500 shares owned by William D. Leary. William D. Leary has voting control over shares owned by Leah Leary pursuant to a Voting Trust Agreement. Does not include 76,635 shares issuable upon conversion of a promissory note issued to Mr. Leary.


(5)<F5>Includes 356,000 shares issuable upon conversion of a convertible debenture.


(6)<F6>Before the issuance, Mr. Weiner owns 77,500 shares of common stock. He will be issued 50,000 shares of common stock for debt conversion.


(7)<F7>Includes 700,000 shares issuable upon exercise of options.

(8)<F8>Includes 125,000 shares owned by Growth Ventures, Inc. Pension Plan & Trust and Growth Ventures, Inc. Profit Sharing Plan & Trust, which are under common control with GM/CM Family Partnership, Ltd.

                          DESCRIPTION OF CAPITAL STOCK

         We are authorized to issue up to 20,000,000 shares of common stock, par value $0.0001 per share, and up to 3,000,000 shares of preferred stock, par value $0.0001 per share.

COMMON STOCK

         As of June 30, 2000, there were 5,810,115 shares of common stock outstanding, which were held of record by approximately 290 stockholders. All of such shares are "restricted securities" within the meaning of Rule 144 under the federal securities laws and are subject to limitations on resale imposed by Rule
144. There will be 6,759,915 shares of common stock outstanding after giving effect to the issuance of shares for debt repayment, and conversion of the Series C preferred stock. In addition as of June 30, 2000, 433,000 shares of common stock were issuable upon conversion of long-term debt (at the election of the holders thereof) and there were outstanding warrants to acquire 2,527,300 shares of common stock.

         The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. We do not have cumulative voting rights in the election of directors, and accordingly, holders of a majority of the shares voting are able to elect all of the directors. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the stockholders. In the event of a liquidation, dissolution or winding up of the company, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive or other subscription of conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

PREFERRED STOCK

         Upon the conversion of the Series C preferred stock and according to our certificate of incorporation, the board of directors will have the authority, without further action by the stockholders, to issue up to 3,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of the company. We have no present plan to issue any shares of preferred stock.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

         We are subject to Section 203 of the Delaware corporate statutes which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder, (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

         In general, Section 203 defines business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder, (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder, (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder or (v) the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation. In general,
Section 203 defines interested stockholder as an entity or person beneficially owning 15% or more of the outstanding stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

ANTITAKEOVER EFFECTS OF CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

         As indicated above, our board of directors has the authority to issue up to 3,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting and conversion rights, of those shares without any further vote or action by the stockholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. In addition, the board of directors has the authority to issue undesignated preferred stock and, subject to certain limitations, to determine the rights, preferences, privileges and restrictions, including voting rights, of such shares without any further vote or action by the stockholders. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the company.

         In addition, we are subject to the antitakeover provisions of Section 203 of the Delaware corporate statutes, which will prohibit us from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying or preventing a change of control of the company. Further, certain provisions of our certificate of incorporation and bylaws and of Delaware law could delay or make more difficult a merger, tender offer or proxy contest involving us, which could adversely affect the market price of our common stock.

LISTING

         We expect trading to commence in the OTC Bulletin Board after the date of this prospectus. We intend to apply for quotation of our common stock on the NASDAQ SmallCap Market once we meet listing standards.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for our common stock is Corporate Stock Transfer. Its address is 3200 Cherry Creek Drive South, #430, Denver, Colorado 80209 and its telephone number is (303) 282-4800.


                              SELLING STOCKHOLDERS

REPAYMENT OF SHORT-TERM DEBT

         The following table sets forth information regarding holders of convertible promissory notes as of June 30, 2000. We are registering shares of common stock to repay this debt. The shares are being registered to permit public secondary trading of such shares, and each of the selling stockholders may offer the common stock for resale as they wish. None of the selling stockholders has had any position, office, or material relationship with us within the past three years, except as indicated below:

                                                        Common
                                                   Shares Issuable                             COMMON
                                                     Upon Payment                           SHARES TO BE       PERCENTAGE
                                   Amount of          AND BEING           TOTAL COMMON       OWNED AFTER       OWNERSHIP
SELLING STOCKHOLDER                   Debt            REGISTERED          SHARES OWNED         SALE(7)<F7>       AFTER SALE(8)<F8>
-----------------------------   ----------------   ------------------     ---------------   ---------------  -------------
D. Gene & Darlene               $          2,500                1,000               2,000             1,000      0.02%
  Anderson
Barbara Brummet                 $          5,000                2,000               4,000             2,000      0.03%
Robert J. Buckley               $         10,000                4,000               7,000             3,000      0.04%
John H. P. Chen                 $        100,000               40,000             110,000            70,000      1.04%
Betty Davis                     $         10,000                4,000               6,000             2,000      0.03%
Steven A. Dawes                 $         50,000               20,000              33,000            13,000      0.19%
Henry Deyle                     $          5,000                2,000               3,000             1,000      0.02%
Leon Duda                       $         10,000                4,000               6,000             2,000      0.03%
Irvin & Dennis Geffre           $         60,000               24,000              37,000            13,000      0.19%
Mildred J. Geiss (3)<F3>        $         50,000               20,000              64,250            44,250      0.65%
John A. Geraghty                $         25,000               10,000              20,000            10,000      0.15%
Daryl C. Geyen                  $         15,000                6,000               9,000             3,000      0.04%
Edward R. Giery                 $          5,000                2,000               3,000             1,000      0.02%
Robert C. Gourlay               $          5,000                2,000               4,000             2,000      0.03%
  Revocable Trust
Elgene Graves (4)<F4>           $         20,000                8,000              14,000             6,000      0.09%
Michael Grebin                  $         15,000                6,000              17,500            11,500      0.17%
Kevin C. Gross                  $          2,500                1,000               1,500               500      0.01%


                                       25


                                                        Common
                                                   Shares Issuable                             COMMON
                                                     Upon Payment                           SHARES TO BE       PERCENTAGE
                                   Amount of          AND BEING           TOTAL COMMON       OWNED AFTER       OWNERSHIP
SELLING STOCKHOLDER                   Debt            REGISTERED          SHARES OWNED         SALE(7)<F7>       AFTER SALE(8)<F8>
-----------------------------   ----------------   ------------------     ---------------   ---------------  ----------------
Don Harper                      $         20,000                8,000              19,500            11,500      0.17%
Todd P. Hayes                   $         15,000                6,000               9,000             3,000      0.04%
Dr. Mark L. Hedlund             $        100,000               40,000              82,000            42,000      0.62%
Michael Hendricks               $        125,000               50,000             110,000            60,000      0.89%
Dennis Himler                   $          5,000                2,000               3,000             1,000      0.02%
Dwight Hodges                   $         25,000               10,000              27,500            17,500      0.26%
Gary D. Hodgkinson              $          2,500                1,000               1,500               500      0.01%
Hug Industries, Inc.            $         25,000               10,000              17,000             7,000      0.10%
Bonnie L. Johnson               $         10,000                4,000               6,000             2,000      0.03%
Monte Jones                     $         10,000                4,000               6,000             2,000      0.03%
Dom Allen Kickbush              $          5,000                5,000               5,000                 -      0.00%
Randall L. Larson               $         15,000                6,000               9,000             3,000      0.04%
Larry J. Laughlin               $         10,000                4,000               6,000             2,000      0.03%
Neal A. Lauridsen               $        100,000              100,000             133,000            33,000      0.49%
Frank Licata                    $          5,000                2,000               3,000             1,000      0.02%
Robert N. Manniello             $         50,000               20,000              65,000            45,000      0.67%
James S. Manning                $         80,000               32,000              95,350            63,350      0.94%
John M. Manning II              $         10,000               10,000              10,000                 -      0.00%
Joseph Masiak                   $         10,000                4,000               8,000             4,000      0.06%
Michael Michog                  $         10,000                4,000               7,000             3,000      0.04%
Carrol R. Moore                 $          5,000                2,000               3,000             1,000      0.02%
Ross Morgan                     $         10,000                4,000              12,000             8,000      0.19%
David M. Munch                  $         37,500               15,000              30,000            15,000      0.22%
Geoff Murtha                    $          2,000                  800               1,600               800      0.01%
Wesley A. Olsen (5)<F5>         $         20,000                8,000              21,000            13,000      0.19%
Oriental New Investments        $        150,000               60,000             100,000            40,000      0.59%
Jason Pavlovic                  $          5,000                5,000               5,000                 -      0.00%
Richard Plahn                   $          5,000                2,000               3,000             1,000      0.02%
Joseph B. Rogness               $         10,000                4,000               7,000             3,000      0.04%
Louis G. Royston, Jr. (1)<F1>   $         50,000               20,000             299,601           279,601      4.14%
Dale L. Severson                $         10,000                4,000               6,000             2,000      0.03%
Beverly S. Smith                $          5,000                2,000               4,000             2,000      0.03%
August M. Stoffel               $         10,000                4,000               6,000             2,000      0.03%
Paul Stoll (6)<F6>              $          5,000                2,000              10,000             8,000      0.19%
Alfred Supan                    $          5,000                2,000               3,000             1,000      0.02%
Phillip Swan                    $         60,000               24,000              48,000            24,000      0.36%
John P. Thimmesh                $         10,000                4,000               8,000             4,000      0.06%
James E. Torina                 $        100,000               40,000             111,000            71,000      1.05%
Thomas Trainer                  $         10,000                4,000               6,000             2,000      0.03%
Kenneth & Marjorie Utt          $          2,500                1,000               2,000             1,000      0.02%
Mark B. Ward                    $         20,000                8,000              24,500            16,500      0.24%
Robert M. Ward                  $          5,000                2,000               3,000             1,000      0.02%
John C. Weiner, Jr. (2)<F2>     $        125,000               50,000             137,500            87,500      1.29%
Jerry Yoder                     $          5,000                2,000               3,000             1,000      0.02%
-----------------------------   ----------------   ------------------     ---------------   ---------------  ----------------
TOTAL                           $      1,689,500              747,800           1,818,301         1,070,501     15.72%
                                ================   ==================     ===============   ===============  ================

----------

(1)<F1>  Mr. Royston has been an employee of the company since December 1996.


                                       26


(2)<F2>  Mr. Weiner has been a director of the company since 1995.
(3)<F3>  Includes 39,000 shares owned by Andrew P. Geiss, the husband of Mildred J. Geiss.
(4)<F4>  Includes 2,000 shares owned by Alan and Elgene Graves.
(5)<F5>  Includes 4,000 shares owned by Wesley A. Olsen and Susan M. Olsen, the wife of Wesley A. Olsen.
(6)<F6>  Includes 7,000 shares owned by James Stoll and Nancy Stoll, wife of James Stoll.
(7)<F7>  Assuming that no additional shares are purchased by the shareholder(s) and that no other shares owned by the shareholder(s) are sold.
(8)<F8>  Based on 6,759,915 shares outstanding, including 747,800 shares issuable upon payment of promissory notes, as set forth in this table, and 202,000 shares issuable upon conversion of the Series C preferred stock.

SERIES C PREFERRED STOCK

         The following table sets forth information regarding beneficial ownership of shares of our Series C preferred stock as of June 30, 2000. We are registering shares of common stock issuable upon conversion of the Series C preferred stock. The shares are being registered to permit public secondary trading of such shares, and each of the selling stockholders may offer the common stock for resale as they wish. None of the selling stockholders has had any position, office, or material relationship with us within the past three years, except as indicated below:



                                                        Common
                                    Series C       Shares Issuable                             COMMON
                                   Preferred         Upon Conver-                           SHARES TO BE       PERCENTAGE
                                     Shares         sion and Being        TOTAL COMMON       OWNED AFTER       OWNERSHIP
SELLING STOCKHOLDER                  Owned            Registered          SHARES OWNED          SALE         AFTER SALE(1)<F1>
-----------------------------   ----------------   ------------------     ---------------   ---------------  ----------------
Stanford Baratz                           40,000               40,000              60,000            20,000          0.30%
   Revocable Trust
Gary Hansberger                           20,000               20,000              30,000            10,000          0.15%
Gerald S. and Kristy L.                    3,600                3,600               7,200             3,600          0.05%
John
Gerald S. and Kristy L.                    4,400                4,400               8,800             4,400          0.07%
John, Trustees for the
Susanna G. John
Survivor's Trust
Josef F. and Roxanne                       4,000                4,000               6,000             2,000          0.03%
Korzeniowski
Peter E. Phelps, Trustee for              40,000               40,000              60,000            20,000          0.30%
the Robert D. Phelps
Decedent's Trust dated
6/4/75
Eddy Wilkinson                            40,000               40,000              62,000            22,000          0.32%
Kirkland C. Woodhouse                     50,000               50,000              75,000            25,000          0.37%
-----------------------------   ----------------   ------------------     ---------------   ---------------  ----------------
TOTAL                                    202,000              202,000             309,000           107,000          1.58%
                                ================   ==================     ===============   ===============  ================

(1)<F1> Based on 6,759,915 shares outstanding, including 747,800 shares issuable upon payment of promissory notes and 202,000 shares issuable upon conversion of the Series C preferred stock, as set forth in this table.

WARRANTS

         The following table sets forth information regarding shares issuable upon the exercise of certain warrants, which we have agreed to register. The shares are being registered to permit public secondary trading of such shares, and each of the selling stockholders may offer the common stock for resale as they wish. None of the selling stockholders has had any position, office, or material relationship with us within the past three years, except as indicated below:


                                               COMMON SHARES               TOTAL                  COMMON
                                           ISSUABLE UPON EXERCISE          COMMON              SHARES TO BE       PERCENTAGE
                                           OF WARRANTS AND BEING           SHARES               OWNED AFTER       OWNERSHIP
SELLING STOCKHOLDER                              REGISTERED                OWNED                   SALE           AFTER SALE
-----------------------------------     -----------------------------    ---------------       -------------      ----------
J. Paul Consulting                                           700,000            725,000              -                -
GM/CM Family Partnership, Ltd.                               500,000          625,000(1)<F1>         -                -
                                        -----------------------------    ---------------       -------------      ----------
TOTAL                                                      1,200,000          1,350,000              -                -
                                        =============================    ===============       =============      ==========

(1)<F1> Includes 125,000 shares owned by Growth Ventures, Inc. Pension Plan & Trust and Growth Ventures, Inc. Profit Sharing Plan & Trust, which are under common control with GM/CM Family Partnership, Ltd.

SHARES OWNED BY OTHER STOCKHOLDERS

         In addition to the shares described above, we agreed to register the shares owned by the following:


                                                                                                COMMON
                                                          Common                              SHARES TO BE    PERCENTAGE
                                                       Shares Being        TOTAL COMMON        OWNED AFTER     OWNERSHIP
SELLING STOCKHOLDER                                     Registered         SHARES OWNED           SALE       AFTER SALE (4)<F4>
--------------------------------------------        -----------------    ---------------      -------------  -----------
Dr. Christian J. Baddour                                      12,500              12,500                 -         -
Bleu Ridge Consultants, Inc.                                  25,000              25,000                 -         -
Benedetto and Christina Casale                                25,000              25,000                 -         -
Co-Ligne, A.G.                                                70,000              70,000                 -         -
Heather M. Evans                                              10,000              10,000                 -         -
Thomas Allen Forti                                            25,000              25,000                 -         -
Bobbie J. Geske                                                5,000               5,000                 -         -
Growth Ventures, Inc. Pension
Plan & Trust and Growth                                                                                  -         -
Ventures, Inc. Profit Sharing Plan                       125,000 (1)<F1>     625,000 (2)<F2>
& Trust
J Paul Consulting Corp.                                       25,000         725,000 (3)<F3>             -         -
Jeff Jones                                                    12,500              12,500                 -         -
Fairway Capital Partners LLC.                                 25,000              25,000                 -         -
Charles Kirby                                                 25,000              25,000                 -         -
Frank J. Kostro                                               10,000              10,000                 -         -
John J. Kostro                                                10,000              10,000                 -         -
Neal A. Lauridsen                                             20,000              73,000            53,000     0.784%
The Earnest Mathis IRA Rollover                              100,000             100,000                 -         -
Joseph O'Toole                                                10,000              10,000                 -         -
Owen & Associates, IBG, L.L.C.                                25,000              25,000                 -         -
Owen & Associates, Inc. Profit
Sharing Plan                                                  25,000              25,000                 -         -
David W. Packer                                                5,000               5,000                 -         -
J. J. Peirce                                                  25,000              25,000                 -         -
James Scibelli                                                50,000              50,000                 -         -
Jerry Truman                                                  20,000              20,000                 -         -
Mark B. Ward                                                   5,000              21,000            16,500     0.244%
                                                        -------------    ---------------      -------------  ---------
TOTAL                                                        690,000           1,959,000            69,500     1.028%
                                                        =============    ===============      =============  =========


                                       28



(1)<F1> Including 100,000 shares of common stock held by Growth Ventures, Inc. Profit Sharing Plan & Trust. and 25,000 shares held by Growth Ventures, Inc. Pension Plan & Trust. Growth Ventures, Inc. Profit Sharing Plan & Trust and Growth Ventures, Inc. Pension Plan & Trust are under common control.
(2)<F2> Assuming the exercise of warrants held by GM/CM Family Partnership Ltd. to acquire 600,000 shares of common stock which are being registered by this registration statement. Growth Ventures, Inc. Pension Plan & Trust, Growth Ventures, Inc. Profit Sharing Plan & Trust, and GM/CM Family Partnership, Ltd. are all under common control.
(3)<F3> Assuming the exercise of warrants to acquire 700,000 shares of common stock which are being registered by this registration statement.
(4)<F4> Based on 6,759,915 shares outstanding, including 747,800 shares issuable upon payment of promissory notes and 202,000 shares issuable upon conversion of the Series C preferred stock.


         We agreed to register the securities for resale by the selling stockholders to permit them to sell the shares as they wish in the market or in privately negotiated transactions. We have agreed to bear the expenses of registering the common stock, but not broker discounts and commissions if the selling stockholders resell the common stock.


                              PLAN OF DISTRIBUTION

         All or a portion of the securities offered through this prospectus by the selling stockholders may be delivered and/or sold in transactions from time to time on the over-the-counter market, in negotiated transactions, or a combination of such methods of sale. These transactions will be at market prices prevailing at the time, at prices related to such prevailing prices, or at negotiated prices. The selling stockholders may effect such transactions by selling to or through one or more broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders. The selling stockholders and any broker-dealers that participate in the distribution may under certain circumstances be deemed to be "underwriters" within the meaning of federal securities laws. Any commissions received by such broker-dealers and any profits realized on the resale of securities by them may be deemed to be underwriting discounts and commissions under federal securities laws.

         Any broker-dealer participating in such transactions as agent may receive commissions from the selling stockholders and, if they act as agent for the purchaser of the securities, from such purchaser. Broker-dealers may agree with the selling stockholders to sell a specified number of securities at a stipulated price per share. To the extent such a broker-dealer is unable to do so acting as agent for the selling stockholders, it may purchase as principal any unsold securities at the price required to fulfill the broker-dealer commitment to the selling stockholders. Broker-dealers who acquire securities as principal may then resell these securities in transactions which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices. In connection with such resales broker-dealers may pay to or receive from the purchasers of these securities commissions computed as described above. To the extent required under the federal securities laws, a supplemental prospectus will be filed, disclosing

o         the name of any such broker-dealers;
o         the number of securities involved;
o         the price at which such securities are to be sold;
o the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable;
o that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and,
o         other facts material to the transaction.

         Under applicable rules and regulations under federal securities laws, any person engaged in the distribution of the resale of securities may not simultaneously engage in market making activities with respect to the securities of our company for a period of two business days prior to the commencement of such distribution. In addition, the selling stockholders will be subject to applicable provisions of the federal securities laws, and the rules and regulations under these laws, including Regulation M, which provisions may limit the timing of purchases and sales of the securities by the selling stockholders.

         The selling stockholders will pay all commissions and other expenses associated with the sale of the common stock by them. The shares of common stock offered through this prospectus are being registered because of our contractual obligations with the selling stockholders, and we have paid the expenses of the preparation of this prospectus.


                         SHARES ELIGIBLE FOR FUTURE SALE

         Sales of a substantial number of shares of common stock after the date of this prospectus could adversely affect the market price of the common stock and could impair our ability to raise additional capital through the future sale of equity securities. After the issuance of shares to repay debt and the shares issuable upon conversion of the Series C preferred stock we will have 6,759,915 shares of common stock outstanding. In addition, we will have outstanding warrants to purchase 2,527,300 shares of common stock, of which 1,200,000 shares of common stock are being registered by this registration statement, and 433,432 shares of common stock will be issuable upon conversion of certain long-term debt, at the election of the holders thereof. Under our agreement with Sunkyong U.S.A., we may also become obligated to issue up to 320,000 shares of common stock. Of the 6,759,915 shares to be outstanding, the 949,800 shares issued for debt repayment and preferred stock conversion and the 690,000 shares being registered by holders of our common stock will be freely tradeable without restriction under federal securities laws unless they are held by our "affiliates," as that term is used in Rule 144 under the Securities Act. In addition, 1,200,000 issuable upon the exercise of certain warrants, which are being registered by this registration statement, will be freely tradeable without restriction under federal securities laws unless they are held by our "affiliates," as that term is used in Rule 144 under the Securities Act.

         The remaining 5,120,115 outstanding shares are "restricted securities" within the meaning of Rule 144 and may be resold only in compliance with that Rule. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year, is entitled to sell, within any three-month period, that number of shares that does not exceed the greater of (a) one percent of the then outstanding shares or (b) the average weekly trading volume of the then outstanding shares during the four calendar weeks preceding each such sale. Furthermore, a person who is not deemed an "affiliate" of us and who has beneficially owned shares for at least two years is entitled to sell such shares under Rule 144 without regard to the volume limitations described above.

         There has been no public market for our common stock, and any sale of substantial amounts in the open market may adversely affect the market price of the common stock.


                                LEGAL PROCEEDINGS

         In addition to the cases described below, there are other collection cases which have been filed against us in Denver County Court, Denver, Colorado. These cases are either pending or have been reduced to judgment.

         On January 28, 2000, Imperial Palace Casino Inc. filed suit against us in the District Court of Clark County, Nevada, asserting claims for damages, interest, attorney's fees and costs arising from alleged nonpayment of hotel room and other charges. A default judgment was entered by the court on May 9, 2000, in the amount of $15,552.40 plus postjudgment interest.

         During the quarter ended June 30, 2000, we had four lawsuits filed against us, as follows:

         On or about June 7, 2000, a complaint was filed against us by Tim O'Hara Photography, Inc. in Denver County Court, Denver, Colorado. The plaintiff has alleged that we failed to pay for photography work performed for us. Tim O'Hara Photography, Inc. is seeking damages of $2,876.18, plus interest, costs and any other items allowed by law or agreement. A judgment was entered against us on July 10, 2000, and a garnishment has been issued against our bank account in the amount of $2,992.18.

         On June 22, 2000, a complaint was filed against us and William D. Leary, our president and a director and controlling shareholder, by Communigraphics Corporation in the District Court for the City and County of Denver, Colorado. Communigraphics Corporation has alleged breach of contract, breach of account, breach of guaranty, and wrongful retention of products and services based upon an alleged failure to pay for brochures, folders, postcards and inserts printed by Communigraphics Corporation. Communigraphics Corporation is seeking damages of $47,418.04, plus interest at 18%, costs and attorneys' fees. We filed an answer on August 25, 2000. We are attempting to settle these claims; however, if we are unable to settle these claims we intend to defend ourselves against them.

         In addition to these cases, a claim was filed against us in the Small Claims Court for Denver County, Colorado, on August 10, 2000 by Bonnie MacDonald. Ms. MacDonald claims that we have failed to repay a bridge loan in the amount of $5,000. She is seeking damages of $5,000 plus interest and costs. The Company intends to attempt to settle this case with Ms. MacDonald.

         Given our present financial situation, we cannot give any assurances that there will not be additional lawsuits filed against us. In the event a creditor obtains a judgment against us, and that creditor were to seek enforcement of such judgment, that creditor could force us into bankruptcy and/or we may be forced to cease operations. In addition, a group of creditors, collectively, without obtaining a judgment, may be able to force us into bankruptcy and/or to cease operations.

         Also, if a creditor were to obtain a judgment against us, that creditor may seek to satisfy the judgment from the funds we receive from students purchasing our classes. In such an event, we may not have sufficient cash to pay the golf course at which the class is to be offered and the course may refuse to grant us access and we would not have sufficient funds to refund the purchase price to the student. Any such action could cause us to lose customers, revenues and course sites, and we could be forced to cease operations.

                                  LEGAL MATTERS

         Dill Dill Carr Stonbraker & Hutchings, P.C., Denver, Colorado, has given an opinion on the validity of the securities.

                                     EXPERTS

         We have included the financial statements of the company as of and for the two years ending December 31, 1999, in reliance upon the report of Stark Tinter & Associates, LLC, independent public accountants, whose report has been included in this prospectus upon the authority of that firm as experts in accounting and auditing.


                             ADDITIONAL INFORMATION

         We have been subject to the reporting requirements under federal securities laws since February 1999. We have filed with the SEC a registration statement on Form SB-2 and amendments to the registration statement with respect to the securities offered through this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules that are part of the registration statement. For further information about the securities and us, you should review the registration statement and the exhibits and schedules. Statements made in this prospectus regarding the contents of any contract or document filed as an exhibit to the registration statement are not necessarily complete. You should review the copy of such contract or document so filed.

         You can inspect the registration statement, as well as the exhibits and the schedules, filed with the SEC without charge, at the SEC's office at Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549. You can also obtain copies of these materials from the SEC's Public Reference Section at 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. The SEC maintains a web site on the Internet that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.


                             REPORTS TO STOCKHOLDERS

         As a result of filing the registration statement, we are subject to the reporting requirements of the federal securities laws, and are required to file periodic reports, proxy statements, and other information with the SEC. We will furnish our shareholders with annual reports containing audited financial statements certified by independent public accountants following the end of each fiscal year, proxy statements, and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year following the end of such fiscal quarter.

                         REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Proformance Research Organization, Inc.

We have audited the accompanying balance sheet of Proformance Research Organization, Inc. (fka World Associates Inc.) as of December 31, 1999, and the related statements of operations, stockholders' deficiency, and cash flows for each of the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion,  the financial  statements  referred to above present fairly, in all material respects, the financial position of Proformance Research Organization, Inc. (fka World Associates Inc.) as of December 31, 1999, and the results of its operations, and its cash flows for each of the years ended December 31, 1999 and 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As shown in the financial statements, the company incurred a net loss of $3,539,280 for 1999 and has incurred substantial net losses for each of the past five years. At December 31, 1999, current liabilities exceed current assets by $3,206,485 and total liabilities exceed total assets by $3,571,449. These factors, and the others discussed in
Note 13, raise substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the company cannot continue in existence.




/S/STARK TINTER & ASSOCIATES, LLC
Stark Tinter & Associates, LLC

Denver, Colorado
March 31, 2000

                     Proformance Research Organization, Inc.
                          (fka World Associates Inc.)
                                 Balance Sheet
                               December 31, 1999

                                     ASSETS

Current assets
 Due from employees                                                 $    2,264
 Note receivable                                                         6,000
 Prepaid expenses                                                       16,500
                                                                    ----------
 Total current assets                                                   24,764

Property and equipment - net of accumulated depreciation                66,285
Other assets                                                            11,363
                                                                    ----------
                                                                    $  102,412
                                                                    ==========
                   LIABILITIES AND STOCKHOLDERS' (DEFICIENCY)

Current liabilities
 Bank overdraft                                                     $    2,808
 Accounts payable and accrued expenses                                 571,126
 Accrued interest                                                      177,285
 Current portion of long term debt                                       7,733
 Related party payable                                                  25,839
 Notes and bonds payable                                                85,000
 Notes and bonds payable, related party                              1,949,500
 Deferred revenue and deposits payable                                 411,958
                                                                    ----------
   Total current liabilities                                         3,231,249
                                                                    ----------

Long term debt
 Notes and bonds payable                                                 9,180
 Notes payable, related party                                           76,635
 Bonds payable, related party                                          356,797
                                                                    ----------
                                                                       442,612
                                                                    ----------


Stockholders' (deficiency)
 Preferred stock, Series C, convertible, cumulative,
  $.0001 par value per share, 2,000,000 shares authorized,
  190,000 shares issued and outstanding-                                    19
 Common stock, $.0001 par value per share, 10,000,000
  shares authorized,4,999,114 shares issued and outstanding                500
 Additional Paid-In Capital                                          3,471,212
 Accumulated deficit                                                (7,043,180)
                                                                    -----------
   Total stockholders' (deficiency)                                 (3,571,449)
                                                                    -----------
                                                                    $  102,412
                                                                    ===========

                 See accompanying notes to financial statements

                    Proformance Research Organization, Inc.
                          (fka World Associates Inc.)
                            Statements of Operations
                 For the years ended December 31, 1999 and 1998

                                                1999              1998
                                            ------------      ------------

Revenue                                     $   418,813       $   189,740
Cost of revenues                                364,409           353,268
                                            ------------      ------------
Gross  profit (loss)                             54,404          (163,528)
                                            ------------      ------------
Operating expenses
 Sales, general and administrative            3,544,407         1,879,183
 Depreciation                                    14,858             8,810
                                            ------------      ------------
  Total operating expenses                    3,559,265         1,887,993
                                            ------------      ------------
Operating (loss)                             (3,504,861)       (2,051,521)

Interest expense                                114,742            78,694
                                            ------------      ------------
(Loss) from continuing operations            (3,619,603)       (2,130,215)

Provision for income taxes (benefit)            (16,065)             -
                                            ------------      ------------

Discontinued operations
 (Loss) from operations of Team Family
  segment                                          -               (3,063)
                                            ------------      ------------
Extraordinary Items
 Gain on early extinguishment of debt,
  net of income taxes of $16,065                 64,258              -
                                            ------------      ------------
Net (Loss)                                  $(3,539,280)      $(2,133,278)
                                            ============      ============

Per share information-basic and fully diluted
 Weighted average shares outstanding          4,351,131           939,287
                                            ============      ============
 (Loss) per common share
 (Loss) from continuing operations          $     (0.83)      $     (2.27)
 (Loss) from discontinued operations                -                 -
 (Gain) from extraordinary items                   0.02               -
                                            ------------      ------------
Net (loss) per common share                 $     (0.81)      $     (2.27)
                                            ============      ============





                 See accompanying notes to financial statements



                                               Proformance Research Organization, Inc.
                                                    (fka World Associates Inc.)
                                              Statement of Stockholders' (Deficiency)
                                           For the years ended December 31, 1998 and 1999


                                     Preferred Stock        Preferred Stock   Preferred Stock
                 Common Stock          Series A               Series B           Series C      Additional
             -------------------- ---------------------- -------------------- ----------------   Paid-In    Accumulated
               Shares    Amount    Shares      Amount     Shares     Amount   Shares   Amount    Capital     Deficit       Total
             --------- ---------- --------- ------------ --------- ---------- ------- -------- ----------- ------------ ------------
Balance at
 January 1,
 1998          897,534 $       90  116,900  $        12   185,200   $      19     -   $    -   $  879,274  $(1,370,622) $(  491,227)

Issuance of
 stock for
 cash at
 $5.00
 per share                          96,300           10                                           481,490                   481,500

Stock issued
 in consid-
 eration for
 loans re-
 ceived at
 $4.00 per
 share          12,500          1                                                                  49,999                    50,000

Conversion
 of shares
 upon the
 Company's
 merge into
 its wholly
 owned
 subsidiary  1,638,061        164  533,000           53   463,000          46                        (263)                      -

Issuance of
 stock for
 cash at
 $1.43 per
 share                              41,650            4                                            59,496                    59,500

Debt con-
 verted to
 stock at
 $1.43 per
 share                              70,000            7                                            99,993                   100,000

Stock issued
 in con-
 sideration
 for loans
 received at
 $1.43 per
 share         100,213         10                                                                 143,294                   143,304

Stock issued
 in consid-
 eration for
 services
 rendered
 at $1.43
 per share       2,502        -                                                                     3,578                     3,578

Net (loss)
 for 1998                                                                                                   (2,133,278)  (2,133,278)
             --------- ---------- --------- ------------ --------- ---------- ------- -------- ----------- ------------ ------------
Balance at
 December
 31, 1998    2,650,810        265  857,850           86   648,200         65      -        -    1,716,861   (3,503,900)  (1,786,623)

Issuance of
 stock for
 cash at
 $2.50 per
 share                                                                        190,000       19    474,981                   475,000

Conversion
 of Series
 A to common
 shares        857,850         86 (857,850)         (86)                                                                        -

Conversion
 of Series
 B to common
 shares        648,200         65                        (648,200)       (65)                                                   -

Stock issued
 in con-
 sideration
 for loans
 received at
 $1.67 per
 share         531,214         53                                                                 887,074                   887,127

Stock issued
 in con-
 sideration
 for Series
 C stock
 purchased      95,000          9                                                                     (9)                       -

Stock issued
 in con-
 sideration
 for distri-
 butorship
 agreements
 at $2.50
 per share      38,000          4                                                                  94,996                    95,000

Stock issued
 in con-
 sideration
 for ser-
 vices
 rendered at
 $1.67 per
 share         178,040         18                                                                 297,309                   297,327

Net (loss)
 for 1999                                                                                                   (3,539,280)  (3,539,280)
             --------- ---------- --------- ------------ --------- ---------- ------- -------- ----------- ------------ ------------
Balance at
 December
 31, 1999    4,999,114 $      500     -     $      -         -     $    -     190,000 $     19 $3,471,212  $(7,043,180) $(3,571,449)
             ========= ========== ========= ========= ============ ========== ======= ======== =========== ============ ============



                                           See Accompanying Notes to Financial Statements


                                                                F-4


                    Proformance Research Organization, Inc.
                          (fka World Associates Inc.)
                            Statements of Cash Flows
                 For the years ended December 31, 1999 and 1998

                                                       1999             1998
                                                   ------------     ------------
Cash flows from operating activities:
Net (loss)                                         $(3,539,280)     $(2,133,278)
Adjustments to reconcile net (loss)
 to net cash (used in) operating
 activities:
  Depreciation and amortization                         14,858            8,810
  Common stock issued for inducements                     -              96,653
  Write off of deferred financing costs                 96,653             -
Changes in assets and liabilities:
 (Increase) decrease in due from employees               3,945           (6,209)
 (Increase) decrease in note receivable                 12,000          (18,000)
 (Increase) decrease in deferred offering
  costs                                                 34,626          (34,626)
 Decrease in prepaid expenses                          (16,500)            -
 (Increase) decrease in other assets                    (6,700)             504
 Increase in accounts payable and accrued
  expenses                                             641,971          340,761
 Increase in accrued interest                           50,433             -
 Increase in related party payable                       7,315           18,524
 Increase in deferred revenue and deposits
  payable                                              166,517          234,330
 (Decrease) in liabilities of discontinued
  operations                                           (41,102)         (14,038)
                                                   ------------     ------------
Total adjustments                                      964,016          626,709
                                                   ------------     ------------
Net cash (used in) operating activities             (2,575,264)      (1,506,569)
                                                   ------------     ------------

Cash flows from investing activities:
 Purchase of property and equipment                    (12,661)         (59,411)
                                                   ------------     ------------
  Net cash (used in) investing activities              (12,661)         (59,411)
                                                   ------------     ------------

Cash flows from financing activities:
 Increase in bank overdraft                              2,808             -
 Proceeds from notes and bonds payable                 697,127          299,166
 Proceeds from notes and bonds payable,
  related party                                      1,782,797        1,035,500
 Payment on notes and bonds payable, related
  party                                               (365,000)        (407,000)
 Net proceeds from issuance of preferred
  stock series A                                          -             641,000
 Net proceeds from issuance of preferred
  stock series C                                       475,000             -
 Payments on note and bonds payable                     (9,577)          (2,677)
                                                   ------------     ------------
   Net cash provided by financing activities         2,583,155        1,565,989
                                                   ------------     ------------

Net increase (decrease) in cash                         (4,770)               9

Beginning - cash                                         4,770            4,761
                                                   ------------     ------------

Ending - cash                                      $      -         $     4,770
                                                   ============     ============

Supplemental cash flow information:

Non-cash transactions:
Common stock issued in consideration for
 loans                                             $   887,127      $   193,305
Common stock issued in consideration for
 distributorship agreements                        $    95,000      $      -
Common stock issued in consideration for
 services rendered                                 $   297,327      $     3,578

Cash paid for:
 Interest                                          $     4,548      $     1,043
 Income taxes                                      $      -         $      -


                 See Accompanying notes to financial statements

                     Proformance Research Organization, Inc.
                           (fka World Associates Inc.)
                          Notes to Financial Statements

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

     The Company was incorporated in 1993 in Colorado under the name of World Associates, Inc. On July 31, 1998, the Company merged into Proformance Research Organization, Inc. ("PRO"), a Delaware corporation, with PRO surviving (see Note
3).

     The Company conducts destination golf schools by contracting with existing facilities to provide instruction. The Company also earns annual license fees from distributors in exchange for certain non-exclusive rights.

Revenue recognition

     Revenues are recognized in the period when the student attends the golf school. Revenues collected in advance of attendance are deferred. Revenue from license fees collected pursuant to distributor agreements is deferred until the Company fulfills all requirements of the agreement.

Depreciation

     The cost of equipment is depreciated over the estimated useful lives (5 years) of the related assets. Depreciation is computed on the straight-line method for financial reporting purposes.

Use of estimates

     The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions the affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Net loss per share

     The Company follows Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128"). Basic earnings per common share ("EPS") calculations are determined by dividing net loss by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share calculations are determined by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding.

Cash and Cash Equivalents

     For purposes of balance sheet classification and the statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

                     Proformance Research Organization, Inc.
                           (fka World Associates Inc.)
                          Notes to Financial Statements

Stock-Based Compensation

     The Company accounts for stock based compensation in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation." The provisions of SFAS No. 123 allow companies to either expense the estimated fair value of stock options or to continue to follow the intrinsic value method set forth in APB Opinion 25, "Accounting for Stock Issued to Employees" ("APB 25") but disclose the pro forma effects on net income (loss) had the fair value of the options been expensed. The Company has elected to continue to apply APB 25 in accounting for its stock option incentive plans.

Comprehensive Income

     There were no items of comprehensive income for the years ended December 31, 1999 and 1998, and thus net loss is equal to comprehensive loss for those years.

Advertising Costs

     Advertising is expensed as incurred. Advertising costs expensed during years ended December 31, 1999 and 1998 were $130,009 and $129,644, respectively.

Product Concentration

     The Company currently derives most of its revenues from destination golf schools. The Company expects that these revenues will continue to account for substantially all of the Company's revenues for the foreseeable future. As a result, the Company's future operating results are dependent upon continued market acceptance of destination golf schools and enhancements thereto. There can be no assurance that these golf schools will achieve continued market acceptance. A decline in demand for, or market acceptance of, destination golf schools as a result of competition, technological change or other factors could have a material adverse effect on the Company's business, operating results and financial condition.

Impairment Of Long-Lived Assets

     The Company periodically reviews the carrying amount of property, plant and equipment and its identifiable intangible assets to determine whether current events or circumstances warrant adjustments to such carrying amounts. If an impairment adjustment is deemed necessary, such loss is measured by the amount that the carrying value of such assets exceeds their fair value. Considerable management judgement is necessary to estimate the fair value of assets, accordingly, actual results could vary significantly from such estimates. Assets to be disposed of are carried at the lower of their financial statement carrying amount or fair value less costs to sell. As of December 31, 1999, management does not believe there is any impairment of the carrying amounts of assets.

                     Proformance Research Organization, Inc.
                           (fka World Associates Inc.)
                          Notes to Financial Statements


Fair Value of Financial Instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 1999. The respective carrying value of certain on-balance-sheet financial instruments approximate their fair values.

These financial instruments include cash, notes receivable, amounts due from and payable to related parties, accounts payable, accrued expenses and notes and bonds payable. Fair values of the short-term financial instruments were assumed to approximate carrying values for these financial instruments because they are short term in nature and are due or payable on demand. The fair value of the Company's long-term notes and bonds payable approximate its carrying value based on the current rates offered to the Company for debt of the same remaining maturities.

Recent Pronouncements

The FASB recently issued Statement No 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of Effective Date of FASB Statement No. 133". The Statement defers for one year the effective date of FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". The rule now will apply to all fiscal quarters of all fiscal years beginning after June 15, 2000. In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted in years beginning after June 15, 1999. The Statement permits early adoption as of the beginning of any fiscal quarter after its issuance. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company has not yet determined if it will early adopt and what the effect of SFAS No. 133 will be on the earnings and financial position of the Company.

NOTE 2. PROPERTY AND EQUIPMENT

The following is a summary of property and equipment at cost, less accumulated depreciation at December 31, 1999:

           Furniture and fixtures                               $32,201
           Leasehold improvements                                 8,252
           Equipment                                             29,403
           Vehicle                                               32,313
                                                                -------
                                                                102,169
           Less: Accumulated depreciation                        35,884
                                                                -------
                    Total                                       $66,285
                                                                =======

                     Proformance Research Organization, Inc.
                           (fka World Associates Inc.)
                          Notes to Financial Statements


For the years ended December 31, 1999 and 1998, depreciation expense charged to operations was $14,858 and $8,810, respectively.

NOTE 3. MERGER

On July 31, 1998, the Company merged into PRO, its subsidiary, with PRO surviving. On that date, each issued and outstanding share of the Subsidiary's Series A Convertible Preferred Stock was converted into 3.5 shares of Series A stock of PRO. Also, each issued and outstanding share of the Subsidiary's Series B Convertible Preferred Stock was converted into 3.5 shares of Series B of PRO. Each share of the Subsidiary's issued and outstanding Common Stock was converted into 2.8 shares common stock of PRO. The currently issued and outstanding shares of PRO held by the Subsidiary were cancelled on the effective date of the merger.

NOTE 4. LEASE OBLIGATION

The Company leases office space under an operating lease arrangement for $6,500 per month. The lease expires on October 31, 2003.

Minimum future lease payments on the office lease are as follows:

                    YEAR              AMOUNT
                    ------           --------
                    2000             $ 78,000
                    2001               78,000
                    2002               78,000
                    2003               65,000
                                     --------
                    Totals           $299,000
                                     ========


For the years ended December 31, 1999 and 1998, the amounts charged to operations for rent expense were $67,815 and $54,086, respectively.

NOTE 5. RELATED PARTY TRANSACTIONS

The Company entered into an employment agreement for the position of President and Chief Executive Officer on July 1, 1998. The agreement has a five-year term which expires on June 30, 2003. The base compensation is a minimum of $120,000 per year. In addition to the base compensation incentive compensation will be determined by the Compensation Committee of the Board of Directors and begins on January 1, 1999. During the term of employment and in the event of termination of employment the employee cannot directly or indirectly own or manage a similar business within a four hundred-mile radius. As of December 31, 1999 $76,635 of salaries are due to this officer.

                     Proformance Research Organization, Inc.
                           (fka World Associates Inc.)
                          Notes to Financial Statements

NOTE 6. NOTES AND BONDS PAYABLE

    The following are summaries of notes and bonds payable at December 31, 1999:

        SHORT-TERM:

        8% promissory notes payable, principal and
        interest due July 4, 1999 and July 15, 1999,
        (in default) warrant inducements (see Note 8),
        unsecured                                                  $ 60,000

        10%  promissory  note payable,  principal and
        interest due July 4, 1999 (in default), unsecured            10,000

        12% convertible bonds payable, interest
        payable semi-annually,  convertible at any time
        into Series A Convertible  Preferred  Stock at
        rate of $5 per share, annually  redeemable on
        the anniversary  date of issuance at the holders
        option, (in default) unsecured                                5,000

        12%  convertible  bonds,   interest  payable  semi-
        annually  (in default), convertible at any time
        into Series A Convertible Preferred Stock at
        rate of $5 per share, annually redeemable on
        the  anniversary  date of  issuance  at the holders
        option, unsecured                                            10,000
                                                                   --------
                                                                   $ 85,000
                                                                   ========

                     Proformance Research Organization, Inc.
                           (fka World Associates Inc.)
                          Notes to Financial Statements

        SHORT-TERM, RELATED PARTY:

        12%  convertible  bonds  payable  to
        stockholders, interest payable semi-annually,
        convertible at any time into Series A
        Convertible Preferred Stock at rate of $5 per
        share, annually redeemable on the anniversary
        date of issuance at the holders option, (in
        default) unsecured                                        $  25,000

        8% promissory notes payable to stockholders,
        principal and interest due within five business
        days of first available  proceeds from the
        Company's public offering, common stock and
        warrant inducements (see Notes 7 and 8),
        unsecured                                                   535,000

        8% convertible  notes payable to stockholders,
        convertible  within in five days of the
        Company's  public offering, into Common Stock
        at rate of $2.50 per share, common stock and
        warrant inducements (see Notes 7 and 8),
        unsecured                                                 1,239,500

        10% promissory  notes payable to
        stockholders, principal and interest due within
        five business days of first available  proceeds
        from the Company's public offering, stock
        inducements (see Note 7), unsecured                          25,000

        12% convertible bonds  payable  to
        stockholders, interest payable semi-annually
        (in default), convertible at any time into Series
        A Convertible Preferred Stock at rate of $5 per
        share, annually redeemable on the anniversary
        date of issuance at the holders option,
        unsecured                                                   125,000
                                                                 ----------
                                                                 $1,949,500
                                                                 ==========

                     Proformance Research Organization, Inc.
                           (fka World Associates Inc.)
                          Notes to Financial Statements

        LONG-TERM:

        8.90% note payable, principal and interest
        of $744 due in 42 monthly installments beginning
        August  1998, collateralized  by vehicle                    $16,913
                                                                    -------
        Less current portion                                          7,733
                                                                    -------
                                                                    $ 9,180
                                                                    =======

        LONG-TERM, RELATED PARTY:

        8% convertible notes payable to stockholders
        due January 1, 2003, convertible at any time
        subsequent to the Company's public offering,
        into Common Stock at rate of $1.00 per share,
        (see Note 7), unsecured                                     $76,635
                                                                    =======
        LONG-TERM, RELATED PARTY:

        8% convertible bonds payable to stockholders
        due January 3, 2003, convertible at any time
        subsequent to the Company's public offering,
        into Common Stock at rate of $1.00 per share,
        common  stock and  warrant  inducements
        (see Notes 7 and 8), unsecured                             $356,797
                                                                   ========

NOTE 7. STOCKHOLDERS' EQUITY

Classes of preferred stock

The Company's Series A and Series B have no voting rights and pay cumulative dividends at the rate of 0.000492% per share of the Company's pre-tax profits until such time as the holder shall have received $5 per share. Thereafter, the dividend rate is 0.00005% per share of the Company's pre-tax profits. The dividend on the Series B stock shall be junior in preference to the dividend payable on the Series A stock and no dividends shall be paid on the Series B stock until the dividend payable on the Series A stock shall have been declared and paid or a sum sufficient for payment thereof set apart. There have been no dividends accrued for 1999 or 1998.

Series A stock and Series B stock is convertible into one share of common stock at any time at the option of the holder after the date of issuance. Series A stock was automatically converted into one share of common stock in February 1999, when the Company's offering document became effective.

                     Proformance Research Organization, Inc.
                           (fka World Associates Inc.)
                          Notes to Financial Statements

In September 1999 the Company authorized the issuance of 2,000,000 shares of Series C Preferred Stock to be issued at the discretion of the Board of Directors for $2.50 per share. The Series C Preferred Stock has no dividends. The Series C Preferred Stock is convertible into common stock at the rate of one share of preferred stock for one share of common stock. The Series C Convertible Preferred Stock automatically converts to common stock pursuant to a successfully filed registration statement. The conversion rate will be subject to adjustments in certain events, including stock splits and dividends.

Common and preferred stock issuances

During 1998, the Company issued 96,300 shares of Series A at $5.00 per share for cash of $481,500.

During 1998, the Company issued 12,500 shares of Common Stock at $4.00 per share as inducements for loan funds received. The value of the inducements of $50,000 has been charged to operations.

Upon the merger taking place on July 31, 1998 (see Note 3), the Company issued 1,638,061 shares of Common Stock, 533,000 shares of Series A and 463,000 shares of Series B.

During 1998, the Company issued 41,650 shares of Series A at $1.43 per share for cash of $59,500.

During 1998, the Company  converted  $100,000 in debt to 70,000 shares of Series
A.

During 1998 the Company issued 100,213 shares of Common Stock at $1.43 per share as inducements for loan funds received. The value of the inducements of $143,304 has been charged to operations.

During 1998, the Company issued 2,502 shares of Common Stock at $1.43 per share for consulting services rendered. The value of the services of $3,578 has been charged to operations.

During 1999, the Company issued 190,000 shares of Series C at $2.50 per share for cash of $475,000.

During 1999, the Company converted 857,850 shares of Series A to 857,850 shares of Common Stock.

During 1999, the Company converted 648,200 shares of Series B to 648,200 shares of Common Stock.

During 1999 the Company issued 531,214 shares of Common Stock at $1.67 per share as inducements for loan funds received. The value of the inducements of $887,127 has been charged to operations.

                     Proformance Research Organization, Inc.
                           (fka World Associates Inc.)
                          Notes to Financial Statements


During 1999 the Company issued 95,000 shares of Common Stock as an inducement for purchase of Series C preferred stock. The value of the inducements of $158,650 has been charged to stockholders' (deficiency).

During 1999 the Company issued 38,000 shares of Common Stock at $2.50 per share as inducements for distributor funds received. The value of the inducements of $95,000 has been charged to operations.

During 1999, the Company issued 178,040 shares of Common Stock at $1.67 per share for consulting services rendered. The value of the services of $297,327 has been charged to operations.

NOTE 8. STOCK WARRANTS

During the year ended December 31, 1999, the Company issued 587,300 common stock warrants as loan inducements to non-employees, exercisable at $6.00 per share. The maximum term of the warrant is five years. There was no expense related to these issuances.

Common stock warrant activity is as follows:

                                                                    WEIGHTED
                                                                     AVERAGE
                                             NUMBER OF              EXERCISE
                                              SHARES                 PRICE
                                             ---------              --------
Outstanding at January 1, 1999               123,000                 $6.00
         Granted                             587,300                 $6.00
         Exercised                              -                     -
         Forfeited                              -                     -
                                             -------                 -----
Outstanding at December 31, 1999             710,300                 $6.00
                                             =======                 =====
Options exercisable at December 31, 1999     710,300
                                             =======
Weighted average fair value of options
 granted during year                         $ -
                                             ===

The status of all options outstanding at December 31, 1999 is 710,300 options with an exercise price of $6.00, a weighted average remaining contractual life of 4 years for options granted in 1998 and 5 years for options granted in 1999 and a weighted average exercise price of $6.00. All of these options are exercisable at December 31, 1999 at a weighted average exercise price of $6.00.

                     Proformance Research Organization, Inc.
                           (fka World Associates Inc.)
                          Notes to Financial Statements

NOTE 9. DISCONTINUED OPERATIONS

On December 31, 1996, the company adopted a formal plan to dispose of the Team Family segment of the business, a system of parenting and family development on videotape and in a booklet. As of December 31, 1998 the disposal has been completed. The Company recorded a loss from the operation of this segment of $3,063 in 1998. No gain or loss on the disposition has been recognized.

NOTE 10. EXTRAORDINARY ITEM-GAIN ON EXTINGUISHMENT OF DEBT

In 1999 the Company negotiated with several creditors which resulted in a settlement of debt. The $64,258 gain, net of income taxes of $16,065 was recorded as an extraordinary item.

NOTE 11. DESTINATION GOLF SCHOOL AGREEMENTS

The Company has agreements with golf courses located in Arizona, California, Colorado, Florida, Iowa, Nevada and Wisconsin. In exchange for $65,000 in annual license fees and other miscellaneous fees varying from course to course, the Company received supplies, storage and access to golf facilities. The Company's golf school revenues are generated from schools taught at these locations and these costs are included in cost of revenues on the income statement.

NOTE 12. INCOME TAXES

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes", which requires use of the liability method. FAS 109 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

Income tax provision (benefit) for income taxes differs from the amounts computed by applying the statutory federal income tax rate of 34% as a result of the following:

                                           YEAR ENDED            YEAR ENDED
                                         DEC. 31, 1999         DEC. 31, 1998
                                         -------------         -------------
Computed "expected" tax (benefit)        ($1,203,355)           ($725,315)
Valuation allowance                        1,203,355              725,315
                                         ------------           ----------
                                          $     -                $   -
                                         ============           ==========

The net change in valuation allowance for the year ended December 31, 1999 was $707,856.

     The types of temporary differences between the tax basis of assets and their financial reporting amounts that give rise to a significant portion of the deferred tax asset are as follows:

                                     TEMPORARY           TAX
                                     DIFFERENCE         EFFECT
                                     ----------         ------
Net operating loss carryforward:    $7,043,180        $1,408,636
                                    ==========        ==========


The net operating loss carry forward will expire in the years through 2019.

NOTE 13. GOING CONCERN CONSIDERATION

The financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the company as a going concern. However, the Company has sustained substantial operating losses in recent years. In addition, the Company has used substantial amounts of working capital in its operations. Further, at December 31, 1999, current liabilities exceeded current assets by $3,206,485 and total liabilities exceed total assets by $3,571,449.

These circumstances raise substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue operations as a going concern is dependent upon its success in (1) obtaining additional capital; (2) paying its obligations timely; and (3) ultimately achieving profitable operations. Management's plans include raising additional equity capital and the restructuring or deferral of debt. The financial statements do not include any adjustments which might result from the outcome of these uncertainties.

                    Proformance Research Organization, Inc.
                                  Balance Sheet

                                 March 31, 2000

                                   (Unaudited)

                                     ASSETS



Current assets

   Cash                                                                 $    27,376
   Note Receivable                                                            6,000
   Due from employees                                                         6,345
   Prepaid Expenses                                                          16,500
                                                                        ------------
       Total current assets                                                  56,221
                                                                        ------------
Property and equipment - net of accumulated depreciation                     87,889
Other assets                                                                 14,363
                                                                        ------------
                                                                        $   158,473

                                                                        ============
                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current liabilities

   Accounts payable                                                     $   226,503
   Accrued expenses                                                         253,654
   Current portion of long term debt                                          8,933
   Related party payable                                                     25,839
   Notes and bonds payable                                                   85,000
   Notes and bonds payable, related party                                 1,783,844
   Deferred revenue and deposits payable                                    330,009
                                                                        ------------
       Total current liabilities                                          2,713,782
                                                                        ------------
Long term debt

   Convertible notes payable, related party                                 356,797
   Notes and bonds payable                                                    7,979
   Bonds payable, related party                                              76,635
                                                                        ------------
      Total Long term debt                                                  441,411
                                                                        ------------

Commitments and contingencies

Stockholders' deficiency
   Preferred stock, Series A, convertible, cumulative, .0001 par value per share, 1,000,000 shares authorized, no shares issued and
     outstanding                                                               -
   Preferred stock, Series B, convertible, cumulative, .0001 par value per share, 1,000,000 shares authorized, no shares issued and
     outstanding                                                               -
   Preferred stock, Series C, convertible, cumulative, $.0001 par value per share, 2,000,000 shares authorized, 202,000 issued and
     outstanding                                                                 20
   Common stock, $0.0001 par value, 20,000,000 shares authorized,
     5,685,115 shares, issued and outstanding                                   569
   Additional Paid-In Capital                                             4,241,182
   Accumulated deficit                                                   (7,238,491)
                                                                        ------------
       Total stockholders' deficiency                                    (2,996,720)
                                                                        ------------
                                                                        $   158,473
                                                                        ============

                See accompanying notes to financial statements.

                    Proformance Research Organization, Inc.
                            Statements of Operations
               For the three months ended March 31, 2000 and 1999
                                  (Unaudited)

                                                                    2000            1999
                                                                ------------    ------------

Revenues                                                        $   536,696     $   246,915
Cost of revenues                                                    109,281          60,108
                                                                ------------    ------------
Gross (loss) profit                                                 427,415         186,807
                                                                ------------    ------------
Operating expenses
  Sales, general and administrative                                 573,204         582,826
  Depreciation                                                        3,705           4,205
                                                                ------------    ------------
    Total operating expenses                                        576,909         587,031
                                                                ------------    ------------

Operating (loss)                                                   (149,494)       (400,224)

Interest expense                                                     45,817          31,046
                                                                ------------    ------------
(Loss) from continuing operations                                  (195,311)       (431,270)

Discontinued operations
  (Loss) from operations of Team Family segment, estimated
       to be disposed of on or before December 31, 1999                -             (1,700)
                                                                ------------    ------------
Net (Loss)                                                      $  (195,311)    $  (432,970)
                                                                ============    ============
Per share information - basic
   Weighted average shares outstanding                            5,298,448       3,742,593
                                                                ============    ============
   (Loss) per common share
     (Loss) from continuing operations                          $     (0.04)    $     (0.12)
     (Loss) from discontinued operations                               -               -
                                                                ------------    ------------
 Net (loss) per common share                                    $     (0.04)    $     (0.12)

                See accompanying notes to financial statements.

                    Proformance Research Organization, Inc.
                            Statements of Cash Flows
               For the three months ended March 31, 2000 and 1999
                                  (Unaudited)

                                                                    2000            1999
                                                                ------------    ------------

Cash flows from  operating  activities:
Net (loss)                                                      $  (195,311)    $  (432,970)
Adjustments to reconcile net loss
 to net cash (used in) operating
 activities:
   Depreciation and amortization                                      3,705           4,205
   Non-cash charge for loan and conversion inducements               40,040         143,644
Changes in assets and liabilities:
  (Increase) in due from employees                                   (4,081)           (612)
  (Increase) in deferred offering costs                                -            (50,000)
  (Increase) in prepaid expenses                                       -            (10,000)
  Decrease in  deferred financing costs                                -            (23,495)
  (Increase) in other assets                                         (3,000)         (3,023)
  Increase(decrease) in accounts payable and accrued expenses      (268,254)        102,595
  (Decrease) in related party payable                                  -            (13,048)
  Increase(decrease) in deferred revenue and deposits payable       (81,949)         59,707
  Increase in current portion of debt                                 1,200            -
                                                                ------------    ------------
      Total adjustments                                            (312,339)        209,973
                                                                ------------    ------------
      Net cash (used in) operating activities                      (507,650)       (222,997)
                                                                ------------    ------------
Cash flows from investing activities:

  Purchase of fixed assets                                          (25,309)           (565)
                                                                ------------    ------------
     Net cash (used in) investing activities                        (25,309)           (565)
                                                                ------------    ------------
Cash flows from financing activities:

  Proceeds from notes and bonds payable, related party              202,000          12,500
  Payment on notes and bonds payable, related party                (268,857)        (16,966)
  Common stock issued for inducements                                  -
  Net proceeds from issuance of common stock                        600,000            -
  Net proceeds from issuance of preferred stock series C             30,000            -
  Proceeds from note and bonds payable                                              237,788
  Payments on note and bonds payable                                                 (7,077)
                                                                ------------    ------------
     Net cash provided by financing activities                      563,143         226,245
                                                                ------------    ------------
Net increase (decrease) in cash                                      30,184           2,683

Beginning - cash                                                     (2,808)          4,770
                                                                ------------    ------------
Ending - cash                                                   $    27,376     $     7,453
                                                                ============    ============
Supplemental Cash Flow Information:
  Non-cash financing activities excluded above
     Common stock issued for conversion of notes and bonds
         payable related parties                                $   100,000     $      -
     Common stock issued for loan and conversion inducements         40,040         143,644
                                                                ------------    ------------
                                                                $   140,040     $   143,644
                                                                ============    ============

                 See accompanying notes to financial statements

                     Proformance Research Organization, Inc.
                     Notes to Unaudited Financial Statements



ACCOUNTING POLICIES

Basis of presentation - The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and Item 310 (b) of regulation S-B. They do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial information for the periods indicated have been included. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year.

Net loss per share - The net loss per share amounts are based on the weighted average number of common shares outstanding for the period. Potential common shares and the computation of diluted earnings per share are not considered, as their effect would be anti-dilutive.

NOTES AND BONDS PAYABLE, RELATED PARTY

Pursuant to agreements entered into $1,544,797 of the notes and bonds payable will convert to the Company's $0.0001 par value common stock upon the effective date of an offering allowing for the public trading of the $0.0001 par value common stock.

STOCKHOLDERS' EQUITY

Preferred Stock

During the three months ended March 31, 2000 the Company issued 12,000 shares of its $.0001 par value preferred stock series C for $30,000 in cash. There were no issuance costs.

Common Stock

During the three months ended March 31, 2000 the Company issued 588,000 shares of its $0.0001 par common stock for $600,000 in cash. There was no issuance cost. Additionally, the Company issued 28,000 shares of its $0.0001 par value common stock valued at $1.43 per share as inducements for loan funds received and the agreement to convert certain loans to common stock.

During the three months ended March 31, 2000 the holder of a $100,000 note payable to related party converted the note into 70,000 shares of $0.0001 par value common stock.

                     Proformance Research Organization, Inc.
                     Notes to Unaudited Financial Statements
                                  (continued)

CONTINUING LOSSES, DEFICIT IN EQUITY AND NEGATIVE WORKING CAPITAL

The financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the company as a going concern. However, the Company has sustained substantial operating losses in recent years. In addition, the Company has used substantial amounts of working capital in its operations. Further, at March 31, 2000, current liabilities exceeded current assets by $2,657,561 and total liabilities exceed total assets by $2,996,720.

These circumstances raise substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue operations as a going concern is dependent upon its success in (1) obtaining additional capital; (2) paying its obligations timely; and (3) ultimately achieving profitable operations. The financial statements do not include any adjustments, which might result from the outcome of these uncertainties.

SUBSEQUENT EVENTS

The Company is in the process of registering shares of its $0.0001 par value common stock to allow public trading of those securities registered.